2/28

08001000

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Valio

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FILE NO. 82- 03668

FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dw

DAT : 2/28/08

12-31-07
AR/S

Consolidated Financial Statements

Valeo

CONSOLIDATED STATEMENTS OF INCOME

(In millions of euros)	Notes	2007	2006 (1) As restated	2005 (1) As restated
NET SALES	3.1	9,555	9,436	9,191
Other operating revenues		134	114	96
TOTAL OPERATING REVENUES		9,689	9,550	9,287
Cost of sales		(8,058)	(7,973)	(7,729)
GROSS MARGIN (2)		1,497	1,463	1,462
% of net sales		15.7%	15.5%	15.9%
Research and development expenditure		(668)	(640)	(610)
Selling expenses		(193)	(190)	(185)
Administrative expenses		(424)	(427)	(424)
Other income and expenses	3.3	(27)	(49)	(35)
OPERATING INCOME		319	271	304
% of total operating revenues		3.3%	2.8%	3.3%
Interest expense	3.4	(82)	(83)	(76)
Interest income	3.4	31	32	31
Other financial income and expenses	3.5	(46)	(8)	(50)
Equity in net earnings of associates		8	(1)	6
INCOME BEFORE INCOME TAXES		230	211	215
Income taxes	3.6	(83)	(67)	(60)
INCOME FROM CORE ACTIVITIES		147	144	155
% of total operating revenues		1.5%	1.5%	1.7%
Income/(loss) from non-strategic activities (3)		(59)	22	(7)
NET INCOME FOR THE YEAR		88	166	148
Net income attributable to equity holders of the company		81	161	142
Minority interests		7	5	6
Income from core activities attributable to equity holders of the company				
• **Basic earnings per share (in euros)**		1.82	1.81	1.89
• Diluted earnings per share (in euros)		1.81	1.80	1.88
Net income attributable to equity holders of the company				
• **Basic earnings per share (in euros)**	3.7.1	1.06	2.10	1.80
• Diluted earnings per share (in euros)	3.7.2	1.05	2.09	1.79

(1) The statements of income for 2005 and 2006 were restated from those published in February 2007 following the sale of the Wiring harness activity (see note 2.1.1).

(2) Gross margin represents net sales (excluding other operating revenues) less cost of sales.

(3) See note 2.

The notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions of euros)	Notes	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
ASSETS				
Goodwill	4.1	1,165	1,415	1,484
Other intangible assets	4.2	514	528	522
Property, plant and equipment	4.3	1,790	1,918	2,041
Investments in associates	4.4	103	103	116
Non-current financial assets	5.2.1	18	24	28
Deferred tax assets	4.5	99	96	100
Non-current assets		**3,689**	**4,084**	**4,291**
Inventories	4.6	622	647	654
Accounts and notes receivable	4.7	1,699	1,834	1,906
Other current assets		292	311	243
Taxes recoverable		72	64	51
Other current financial assets	5.2	4	10	24
Assets held for sale	4.3	7	20	11
Cash and cash equivalents	4.10.4	771	618	949
Current assets		**3,467**	**3,504**	**3,838**
TOTAL ASSETS		**7,156**	**7,588**	**8,129**
LIABILITIES AND EQUITY				
Share capital		235	233	233
Additional paid-in capital		1,402	1,387	1,385
Retained earnings		101	94	56
Stockholders' equity		**1,738**	**1,714**	**1,674**
Minority interests		44	38	43
Stockholders' equity including minority interests	4.8	**1,782**	**1,752**	**1,717**
Provisions - long-term portion	4.9	778	937	1,123
Long-term debt	4.10	1,283	1,274	1,303
Deferred tax liabilities	4.5	21	1	9
Non-current liabilities		**2,082**	**2,212**	**2,435**
Accounts and notes payable		1,836	1,955	1,925
Provisions - current portion	4.9	324	418	431
Taxes payable		72	76	82
Other current liabilities		750	836	792
Current maturities of long-term debt	4.10	29	54	581
Other current financial liabilities	5.2	21	11	9
Short-term debt	4.10.3	260	274	157
Current liabilities		**3,292**	**3,624**	**3,977**
TOTAL LIABILITIES AND EQUITY		**7,156**	**7,588**	**8,129**

The notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of euros)	Notes	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES [1]				
Net income for the year		88	166	148
Equity in net earnings of associates		(8)	-	(6)
Net dividends received from associates		2	4	4
Other expenses (income) with no cash effect	4.11	479	411	518
Cost of net debt		57	59	54
Income taxes (current and deferred)		91	77	60
Gross operating cash flows		**709**	**717**	**778**
Income taxes paid		(85)	(85)	(65)
Changes in working capital	4.11	(42)	48	107
Net cash provided by operating activities		**582**	**680**	**820**
CASH FLOWS FROM INVESTING ACTIVITIES [1]				
Outflows relating to acquisitions of intangible assets		(138)	(165)	(145)
Outflows relating to acquisitions of property, plant and equipment		(435)	(494)	(441)
Inflows relating to disposals of property, plant and equipment		47	17	41
Net change in non-current financial assets		(3)	32	(3)
Impact of changes in scope of consolidation	2.3.3	208	124	(466)
Net cash provided by (used in) investing activities		**(321)**	**(486)**	**(1,014)**
CASH FLOWS FROM FINANCING ACTIVITIES [1]				
Dividends paid to parent company stockholders		(85)	(84)	(91)
Dividends paid to minority interests in consolidated subsidiaries		(4)	(5)	(5)
Issuance of share capital		20	4	1
Sale (purchase) of treasury shares		(26)	4	8
Issuance of long-term debt		22	3	826
Grants and contributions received		57	48	39
Net outflows related to capital reductions		-	-	(252)
Net interest paid		(47)	(60)	(33)
Repayments of long-term debt		(35)	(553)	(196)
Net cash provided by (used in) financing activities		**(98)**	**(643)**	**297**
Effect of exchange rate changes on cash		**4**	**1**	**28**
NET CHANGE IN CASH AND CASH EQUIVALENTS		**167**	**(448)**	**131**
Net cash and cash equivalents at beginning of year		**344**	**792**	**661**
Net cash and cash equivalents at end of year		**511**	**344**	**792**
Of which: • Cash and cash equivalents		771	618	949
• Short-term debt		(260)	(274)	(157)

[1] The impact of changes in scope of consolidation at December 31, 2007 is described in note 2.3.

The notes are an integral part of the consolidated financial statements.

STATEMENTS OF RECOGNIZED INCOME AND EXPENSES

(In millions of euros)	2007	2006	2005
Translation adjustment	(17)	(69)	135
Actuarial gains (losses) on defined benefit plans	79	27	(50)
Cash flow hedges:			
• Gains (losses) taken to equity	(12)	7	23
• (Gains) losses transferred to income for the year	(6)	(19)	(8)
Net investment hedges			
• Gains (losses) taken to equity	-	-	(3)
Remeasurement of available-for-sale financial assets	(5)	-	-
Income taxes on items recognized directly in equity	(11)	(1)	5
Income and expenses recognized directly in equity	**28**	**(55)**	**102**
Net income for the year	**88**	**166**	**148**
Total recognized income and expenses for the year	**116**	**111**	**250**
Of which:			
• Attributable to equity holders of the company	109	109	240
• Attributable to minority interests	7	2	10

The notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Number of shares	(In millions of euros)	Share capital	Additional paid-in capital	Translation adjustment	Retained earnings	Stockholders' equity	Minority interests	Stockholders' equity including minority interests
82,671,220	**Stockholders' equity at January 1, 2005**	**251**	**1,617**	**9**	**(69)**	**1,808**	**57**	**1,865**
	Dividends	-	-	-	(91)	(91)	(5)	(96)
230,100	Treasury stock	-	-	-	8	8	-	8
(6,250,000)	Capital reduction [(1)]	(19)	(233)	-	-	(252)	-	(252)
51,333	Share-based payments	1	1	-	7	9	-	9
	Income and expenses recognized directly in equity	-	-	131	(33)	98	4	102
	Net income for the year	-	-	-	142	142	6	148
	Other movements [(2)]	-	-	-	(48)	(48)	(19)	(67)
76,702,653	**Stockholders' equity at December 31, 2005**	**233**	**1,385**	**140**	**(84)**	**1,674**	**43**	**1,717**
	Dividends	-	-	-	(84)	(84)	(4)	(88)
121,000	Treasury stock	-	-	-	4	4	-	4
	Capital increase	-	-	-	-	-	1	1
70,260	Share-based payments	-	2	-	11	13	-	13
	Income and expenses recognized directly in equity	-	-	(66)	14	(52)	(3)	(55)
	Net income for the year	-	-	-	161	161	5	166
	Other movements	-	-	-	(2)	(2)	(4)	(6)
76,893,913	**Stockholders' equity at December 31, 2006**	**233**	**1,387**	**74**	**20**	**1,714**	**38**	**1,752**
	Dividends	-	-	-	(85)	(85)	(4)	(89)
(746,100)	Treasury stock	-	-	-	(26)	(26)	-	(26)
	Capital increase	-	-	-	-	-	3	3
629,000	Share-based payments	2	15	-	10	27	-	27
	Income and expenses recognized directly in equity	-	-	(17)	45	28	-	28
	Net income for the year	-	-	-	81	81	7	88
	Other movements	-	-	-	(1)	(1)	-	(1)
76,776,813	**Stockholders' equity at December 31, 2007**	**235**	**1,402**	**57**	**44**	**1,738**	**44**	**1,782**

(1) Capital reduction carried out following the purchase by Valeo of around 7.5% of its own shares, in connection with a public share buyback offer and a simplified public tender offer.

(2) This caption includes the impacts of the acquisition of minority interests in Valeo Zexel China Climate Control and Valeo Thermal Systems Japan Corp.

The notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contents

1 - Accounting policies

The consolidated financial statements of the Valeo Group for the year ended December 31, 2007 include the accounts of Valeo, its subsidiaries and the Group's share of associates and jointly controlled entities.

Valeo is an independent Group fully focused on the design, production and sale of components, systems and modules for the automobile sector. It is one of the world's leading automotive suppliers.

Valeo is a French legal entity, listed on the Paris Stock Exchange, whose head office is located at 43 rue Bayen, 75017 Paris.

Valeo's consolidated accounts were authorized for issue by the Board of Directors on February 12, 2008.

They will be submitted for approval to the next Annual General Meeting of shareholders.

1.1 - Accounting standards applied

Under European regulation (EC) 1606/2002 of July 19, 2002, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

Out of the new standards, amendments and interpretations effective for reporting periods beginning on or after January 1, 2007, only IFRS 7 "Financial Instruments: Disclosures" has a material impact on the 2007 financial statements. IFRS 7 introduces more detailed disclosure requirements for risks and financial instruments, which are presented mainly in note 5.

The Group elected for early application, respectively as of January 1, 2004 and 2005, of the following two amendments to IFRS that came into force on January 1, 2006:

- the amendment to IAS 19, introducing the option to recognize actuarial gains and losses on defined benefit pension plans in reserves;
- the amendment to IAS 39, relating to hedge accounting for forecast inter-company transactions.

The new standard which is not yet effective, has not been adopted early, and that may have an impact on the Group's financial statements is IFRS 8 "Operating Segments", which is obligatorily applicable as from 2009. The potential impacts of this standard on the Group's accounts are currently being analyzed.

Other interpretations and amendments that have been published but are not yet applicable should not have a material impact on the Group's consolidated financial statements.

1.2 - Basis of preparation

The financial statements are presented in euros and are rounded to the closest million.

They have been prepared in accordance with the principal assumptions of IFRS:

- true and fair view;
- going concern;
- accrual basis of accounting;
- consistency of preparation;
- materiality and aggregation.

Preparation of the financial statements requires Valeo to make estimates and assumptions which could have an impact on the reported amounts of assets, liabilities, income and expenses. These estimates and assumptions concern both risks specific to the automotive supply business such as those relating to quality and safety, as well as more general risks to which the Group is exposed on account of its industrial operations across the globe. Whenever the Group must exercise its own judgement regarding these risks, it does so based on past experience and other factors considered to be reasonable in the circumstances. These estimates and assumptions are reviewed on a continuous basis. The definitive amounts that will be stated in Valeo's future financial statements may be different from the amounts currently estimated.

The main risks to which the Group is exposed, along with the related estimates and assumptions, are described in the following sections of the notes to the consolidated financial statements:

- 4.9 Provisions for other liabilities
- 3.4.3 Impairment losses on non-current assets
- 5.3 Risk management policy

1.3 - Consolidation methods

The consolidated financial statements include the accounts of Valeo and companies under its direct and indirect control.

The proportionate consolidation method is used when the contractual arrangements for control of a company specify that it is under the joint control of the two venturers. Companies of this type are called joint ventures. In this case, the Group's share of each asset and liability and each item of income and expense is aggregated, line-by-line, with similar items in its consolidated financial statements.

All significant inter-company transactions are eliminated (for joint ventures the elimination is performed to the extent of the Group's ownership interest in the company), as are gains on inter-company disposals of assets, inter-company profits included in inventories and inter-company dividends.

Companies over which Valeo exercises significant influence are accounted for by the equity method. Valeo is considered to exercise significant influence over companies in which the Group owns more than 20% of the voting rights. The equity method consists of replacing the book value of the investments by the Group's equity in the associate's underlying net assets, including goodwill.

Companies acquired during the year are consolidated as from the date at which the Group exercises (sole or joint) control or significant influence.

1.4 - Foreign currency translation

Each Group company maintains its accounting records in its functional currency. A company's functional currency is the currency of the principal economic environment in which it operates, generally being the local currency.

Transactions carried out in a currency other than the company's functional currency are translated using the exchange rate prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated at the year-end exchange rate. Non-monetary assets and liabilities denominated in foreign currency are recognized at the historical exchange rate prevailing at the transaction date. Differences arising from the translation of foreign currency transactions are recognized in income, with the exception of differences relating to loans and borrowings which are in substance an integral part of the net investment in a foreign subsidiary. These are recorded, for their amount net of tax, in consolidated stockholders' equity under translation reserves until the net investment is disposed of, at which time they are recognized in income.

The financial statements of foreign subsidiaries whose functional currency is not the euro are translated into euros as follows:

- assets and liabilities are translated at the year-end exchange rate;
- income statement items are translated into euros at the exchange rates applicable at the transaction dates or, in practice, at the average exchange rate for the period, as long as this is not rendered inappropriate as a basis for translation by major fluctuations in exchange rates during the period;
- unrealized gains or losses arising from the translation of the financial statements of foreign subsidiaries are recorded through stockholders' equity.

1.5 - Operating revenues

Operating revenues are comprised of net sales and other operating revenues.

Net sales primarily include sales of finished goods and also include all tooling revenues. Sales of finished goods and tooling revenues are recognized at the date on which the Group transfers substantially all the risks and rewards of ownership to the buyer and no longer retains continuing managerial involvement nor effective control over of the goods sold. In cases where the Group retains control of the future risks and rewards related to tooling, any customer contributions are recognized over the duration of the project, over a maximum period of four years.

Other operating revenues consist of all revenues for which the associated costs are recorded below the gross margin line. They mainly comprise sales of prototypes and contributions received from customers to development costs. Such contributions are deferred as appropriate and are taken to income over the period of sale of the corresponding products, within a maximum period of four years.

1.6 - Gross margin and operating income

Gross margin is defined as the difference between net sales and cost of sales. Cost of sales primarily corresponds to the cost of goods sold.

Operating income includes all income and expenses other than:

- interest paid on debt and interest earned on cash and cash equivalents;
- other financial income and expenses;
- equity in net earnings of associates;
- income taxes;
- income/(loss) from non-strategic activities ("discontinued operations" under IFRS 5).

In order to facilitate interpretation of the statement of income and of Group performance, unusual items that are material to the consolidated financial statements are presented separately within operating income under "Other income and expenses".

1.7 - Financial income and expenses

Financial income and expenses are comprised of the cost of net debt and other financial income and expenses.

The cost of net debt corresponds to interest paid on debt less interest earned on cash and cash equivalents.

Other financial income and expenses notably include:

- gains and losses on currency and interest rate hedges;
- foreign exchange gains and losses on transactions that do not meet the definition of hedges under IAS 39 "Financial Instruments: Recognition and Measurement";
- charges to provisions for credit risk as well as the cost of credit insurance;
- the effect of unwinding discounts on provisions, including the discount on provisions for pensions and other employee benefits, to reflect the passage of time; and
- the expected return on pension and other employee benefit plan assets.

1.8 - Earnings per share

Basic earnings per share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury stock.

Diluted earnings per share are calculated by including equity instruments such as stock options and convertible bonds, when such instruments have a dilutive potential effect, which is particularly the case for stock options when their exercise price is below the market price (average Valeo share price over the year). When funds are received on the exercise of these rights (such as on the subscription of shares), they are deemed to be allocated in priority to the purchase of shares at market price. This calculation method – known as the treasury stock method – serves to determine the "unpurchased" shares to be added to the shares of common stock outstanding for the purposes of computing the dilution. When funds are received at the date of issue of dilutive instruments (such as for convertible bonds), net income is adjusted for the net-of-tax interest savings which would result from the conversion of the bonds into shares.

1.9 - Business combinations

All identifiable assets acquired and liabilities and contingent liabilities assumed, are recognized at their fair value at the date of transfer of control to the Group (acquisition date), independently of the recognition of any minority interests.

The cost of a business combination is equal to the acquisition price, plus any costs directly attributable to the acquisition. Any excess of the acquisition cost over the fair value of the net assets acquired and liabilities and contingent liabilities recognized, is recorded in assets as goodwill. Goodwill is not amortized but is tested for impairment at least once a year.

Adjustments to the fair value of assets and liabilities acquired or assumed within the scope of business combinations and accounted for on a provisional basis (i.e., pending expert appraisals or complementary analyses) are recognized as a retrospective adjustment to goodwill if they occur within 12 months of the acquisition date. Adjustments made after the initial accounting is complete are taken directly to income unless they correct an accounting error.

1.10 - Intangible assets

Innovation can be analyzed as either research or development. Research is planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development is the application of research findings with a view to creating new products, before the start of commercial production.

Research costs are recognized in expenses in the year they are incurred.

Development expenditure is capitalized where the Group can demonstrate:

- that it has the intention, and the technical and financial resources to complete the development;
- that the intangible asset will generate future economic benefits; and
- that the cost of the intangible asset can be measured reliably.

Capitalized development costs therefore correspond to projects for specific customer applications that draw on approved generic standards or technologies already applied in production. These projects are analyzed on a case-by-case basis to ensure they meet the criteria for capitalization as described above.

Capitalized development costs are amortized over a maximum period of four years from the start of volume production. Impairment losses may, as required, be recognized in respect of capitalized development costs.

Other intangible assets are carried at cost less any amortization and impairment losses recognized. They are amortized on a straight-line basis over their expected useful lives.

Intangible assets are tested for impairment using the methodology described in note 1.12.

1.11 - Property, plant and equipment

Property, plant and equipment are carried at cost excluding interest expense, less accumulated depreciation and impairment losses. Material revaluations, recorded in accordance with laws and regulations applicable in countries in which the Group operates, have been eliminated in order to ensure that consistent valuation methods are used for all fixed assets in the Group.

Tooling which is specific to a given project is subjected to an economic analysis of contractual relations with the automaker in order to determine which party has control over the associated future risks and rewards. Tooling is capitalized in the balance sheet when Valeo has control over these risks and rewards, or carried in inventories until it is sold if no such control exists. Any resulting loss on the tooling contract (corresponding to the difference between the automaker's contribution and the cost of the tooling) is provided for as soon as the amount of the loss is known.

When the terms of a lease entered into by the Group as lessee transfer substantially all the risks and rewards related to ownership of an asset to the Group, the corresponding asset is recognized in property, plant and equipment in the Group's balance sheet at an amount equal to the lower of its fair value and the present value of future minimum lease payments. This amount is subject to depreciation and, if necessary, impairment. The corresponding obligation is recorded in debt under liabilities.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets concerned:

- buildings 20 years
- fixtures and fittings 8 years
- machinery and tooling 4 to 8 years
- other fixed assets 3 to 8 years

Land is not depreciated.

Capital grants received are recognized in liabilities and are written back to income proportionately to the recognition of depreciation on the corresponding assets.

1.12 - Impairment of assets

At each balance sheet date, the Group assesses whether there is an indication that an asset (other than a financial asset), a cash-generating unit (CGU - as defined by IAS 36), or a group of CGUs may be impaired.

CGUs are largely autonomous management entities representing the level at which resources are allocated and performance is measured. They generally correspond to production sites or to groups of production sites.

Intangible assets with indefinite useful lives and intangible assets which are not yet ready to be brought into service are systematically tested for impairment at least once a year. If the asset's carrying amount is greater than its recoverable amount, it is written down to its recoverable amount.

The recoverable amount of an asset or a CGU is the higher of its fair value less costs to sell and its value in use. In practice, since the fair value less costs to sell of group CGUs can seldom be reliably estimated, Valeo applies value in use (unless otherwise specified) to calculate the recoverable amount of a CGU in accordance with paragraph 20 of IAS 36. Value in use corresponds to the present value of future cash flows expected to derive from the use of an asset or CGU. The discount rate used is the rate that reflects both the current assessment of the time value of money and risks specific to the asset (or group of assets) for which future cash flows estimates have not been adjusted.

Impairment losses taken against CGU assets are allocated first to reduce the carrying amount of goodwill, and then to the other CGU assets in proportion to their carrying amounts.

Impairment losses recognized on goodwill balances are never reversed. For other assets, when an indicator shows that the asset may no longer be impaired, the amount of the impairment loss to be reversed is based on the revised recoverable value of the asset but cannot exceed the carrying amount of the asset that would have been determined had no impairment loss been recognized.

1.13 - Financial assets and liabilities

Recognition and measurement principles regarding financial assets and liabilities are defined in IAS 32 and IAS 39. Valeo elected to apply these standards with effect from January 1, 2005. The impact of the change in accounting policy was recorded in equity at that date.

1.13.1 - Available-for-sale financial assets

This category includes shares in non-consolidated companies.

Available-for-sale financial assets are recognized at fair value upon initial recognition, with any subsequent changes in fair value recognized through equity or income in the event of a significant, prolonged decline in fair value.

Investments whose fair value cannot be estimated reliably are carried at cost.

1.13.2 - Long-term loans and receivables

This category consists essentially of long-term loans, which are measured on an amortized cost basis using the effective interest rate.

1.13.3 - Other non-current financial assets

This category includes mainly securities with maturities greater than three months, which can be easily sold and are risk-free.

These securities are subsequently measured at fair value, with changes in fair value recognized in income.

1.13.4 - Current financial assets and liabilities

Current financial assets and liabilities include trade receivables and payables, derivative financial instruments, and cash and cash equivalents.

v **Cash and cash equivalents**

Cash and cash equivalents are comprised of marketable securities such as money-market funds with an extremely low price volatility risk, deposits and very short-term risk-free securities maturing in under three months which can be readily sold or converted into cash, and cash at bank.

These current financial assets are carried at fair value through income and are generally held with a view to being sold in the short term.

v **Trade receivables and payables**

Trade receivables and payables are initially recognized at fair value and subsequently at amortized cost. The fair value of accounts receivable and accounts payable is deemed to be their nominal amount in view of the fact that periods to payment are generally less than three months.

Accounts receivable can be subject to provisions for impairment in value. If a loss event is identified during the financial year subsequent to initial recognition of the receivable, the required provision will be calculated by comparing the estimated future cash flows discounted at the original effective interest rate to the carrying amount in the balance sheet. Provisions are recognized in other financial expenses if they relate to a risk of insolvency of the debtor.

v **Derivative financial instruments**

Derivatives are recognized in the balance sheet at fair value under other current financial assets or other current financial liabilities. The accounting impact of changes in the fair value of derivatives depends on whether or not hedge accounting is applied.

When hedge accounting is applied:

- for fair value hedges of recognized assets and liabilities, the hedged portion of these items is stated at fair value. Changes in fair value are recognized through income and are offset (for the effective portion) by symmetrical changes in the fair value of the hedging instrument;
- for cash flow hedges, the effective portion of the change in fair value of the derivative is recognized directly through equity, while the ineffective portion is taken to other financial income and expenses;
- for hedges of net investments in foreign subsidiaries, the change in fair value of the hedging instrument is taken to equity (for the effective portion) until the disposal of the net investment.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in other financial income and expenses.

v **Foreign currency derivatives**

Changes in the value of derivatives are generally recognized in financial income and offset, as applicable, by changes in the fair value of the underlying receivables and payables. In certain cases, the Group applies hedge accounting for highly probable future flows at the inception of the hedging relationship: changes in the fair value of the derivatives are then recognized through equity for the effective portion of the hedge, and subsequently taken to operating income when the hedged item itself affects operating income. The ineffective portion of the hedge is recognized in other financial income and expenses.

v **Metals derivatives**

The Group applies cash flow hedge accounting. The effective portion of the hedge is reclassified from equity to operating income when the hedged position affects income. The ineffective portion of the hedge is recognized in other financial income and expenses.

v **Interest rate derivatives**

The Group generally applies fair value hedge accounting when it uses interest rate derivatives swapping fixed-rate debt for variable-rate debt. Changes in the fair value of debt attributable to changes in interest rates, and symmetrical changes in the fair value of the interest rate derivatives are recognized in other financial income and expenses for the year.

Certain interest rate derivatives are not designated as hedging instruments within the meaning of IAS 39. Changes in fair value of these derivatives are recognized in other financial income and expenses for the period.

1.13.5 - Debt

v **Bonds and other loans**

Bonds and loans are valued at amortized cost. The amount of interest recognized in financial expenses is calculated by applying the loan's effective interest rate to its carrying amount. Any difference between the expense calculated using the effective interest rate and the actual interest payment impacts the value at which the loan is recognized.

Hedge accounting is generally applied to financial debt hedged by interest rate swaps. The debt is remeasured to fair value, reflecting changes in interest rates.

v **OCEANE bonds**

Bonds convertible into new shares or exchangeable for existing shares (OCEANE) grant bearers an option for conversion into common shares of Valeo. These bonds constitute a hybrid financial instrument which, under IAS 32, must be split into its two components:

- the value of the debt component is calculated by discounting the future contractual cash flows at the market rate applicable at the date of issue of the bond (taking account of credit risk at the date of issue) for a similar instrument with the same characteristics but without a conversion option;
- the value of the equity component is calculated as the difference between the proceeds of the bond issue and the amount of the debt component.

v **Short-term bank debt**

This caption mainly includes credit balances with banks and commercial paper issued by Valeo for its short-term financing needs. Commercial paper has a maximum maturity of three months and is valued at amortized cost.

1.14 - Inventories

Inventories are stated at the lower of cost or net realizable value. Cost includes the cost of raw materials, labor and other direct manufacturing costs on the basis of normal activity levels. These costs are determined by the "First in-First out" (FIFO) method which, due to the rapid inventory turnover rate, approximates the latest cost at the balance sheet date.

Provisions for impairment in value are recorded on the basis of the net realizable value.

1.15 - Income taxes

Income tax expense includes current income taxes and deferred taxes of consolidated companies. Deferred taxes are accounted for using the liability method for all temporary differences between the tax base and the carrying amount of assets and liabilities in the consolidated financial statements and for all tax loss carry forwards. The main temporary differences relate to provisions for pensions and other employee benefits and other temporarily non-deductible provisions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the temporary differences reverse, based on tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are only recognized to the extent that it appears probable that the Valeo Group will generate future taxable profits against which these tax assets will be able to be recovered.

The Group reviews the probability of future recovery of deferred tax assets on a periodic basis. This review can, if necessary, lead the Group to no longer recognize deferred tax assets that it had recognized in prior years.

Taxes payable and tax credits receivable on planned dividend distributions by subsidiaries are recorded in the statement of income.

1.16 - Share-based payment

Employee stock option plans and plans for granting free shares and Stock Appreciation Rights (SARs) to employees lead to the recognition of a personnel expense. This expense corresponds to the fair value of the instrument issued, and is recognized over the rights' vesting period. Fair value is estimated on the basis of valuation models adapted to the characteristics of the instruments (Black-Scholes-Merton model for options, Monte Carlo method for SARs, etc.).

1.17 - Pensions and other employee benefits

Pensions and other employee benefits cover two categories of employee benefits:

- post-employment benefits which include statutory retirement bonuses, supplementary pension benefits and coverage of certain medical costs for retirees and early retirees;
- other long-term benefits payable (during employment), corresponding primarily to long-service bonuses.

These benefits are broken down into:

- defined contribution plans, under which the employer pays fixed contributions on a regular basis and has no legal or constructive obligation to pay further contributions;
- defined benefit plans, under which the employer guarantees a future level of benefits.

The provision for pensions and other employee benefits (including long-term benefits) is equal to the present value of Valeo's future benefit obligation less, where appropriate, the fair value of plan assets in funds allocated to finance such benefits. The calculation of this provision is based on valuations performed by independent actuaries using the projected unit credit method and final salaries. These valuations incorporate both financial assumptions (discount rate, expected rate of return on plan assets, and increases in salaries and medical costs) and demographic assumptions, including rate of employee turnover, retirement age and life expectancy.

The effects of differences between previous actuarial assumptions and what has actually occurred (experience adjustments) and the effect of changes in actuarial assumptions (assumption adjustments) give rise to actuarial gains and losses. Actuarial gains and losses arising on long-term benefits payable during employment are recognized in full in the income statement for the financial year in which they were incurred. However actuarial gains and losses arising on post-employment benefits are recognized directly through equity in the year in which they arise, pursuant to the option provided by IAS 19 as amended in December 2004.

1.18 - Provisions

A provision is recognized when the Group has a legal or constructive obligation resulting from a past event, where it is probable that future outflows of resources embodying economic benefits will be necessary to extinguish the obligation and where the obligation can be estimated reliably. Commitments resulting from restructuring plans are recognized when an entity has a detailed formal plan and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features.

Provision is made for estimated product warranty costs at the time of sale of the products. The corresponding expense is recognized in cost of sales.

When the effect of the time value of money is material, the amount of the provision is discounted using the risk-free rate applicable to the corresponding country and maturity. The increase in the provision related to the passage of time (termed "unwinding") is recognized through income in other financial income and expenses.

1.19 - Assets held for sale and non-strategic operations

When the Group expects to recover the value of an asset, or a group of assets, through their sale rather than through continuing use, such assets are presented separately under "Assets held for sale" in the balance sheet. Any liabilities related to such assets are also presented under a separate caption in balance sheet liabilities. Assets classified as held for sale are valued at the lower of their carrying amount and their estimated sale price less costs to sell. Such assets are thus no longer subject to depreciation and amortization. Any impairment losses and proceeds from the disposal of these assets are recognized through Group operating income.

In accordance with IFRS 5, non-strategic (discontinued or held-for-sale) operations represent a separate major line of business of the Group; an operation that forms part of a single coordinated plan to dispose of a separate major line of business; or a company acquired solely with a view to resale. Classification as a non-strategic operation occurs at the date of sale or at an earlier date if the business meets the criteria to be recognized as an asset held for sale. Income or losses generated by these operations, as well as any capital gains or losses on disposal, are presented net of tax on a separate line of the income statement.

1.20 - Segment reporting

According to IAS 14, segment reporting should be provided at both a primary and secondary level. The choice of segments and levels of disclosure depends on the differences in terms of risk and return and on the organizational structure of the Group.

The Group's risks and returns are based on the nature of its products or services, the nature of its production processes, the type of customers to whom the products or services are to be sold, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. They also depend on the countries in which the Group operates and markets its products, raw material costs used in the production cycle and the Group's capacity to innovate in order to offer its clients products that meet market expectations.

Analysis of these factors demonstrates that they are common to the Group's business as a whole and different business segments cannot therefore be separately identified within the meaning of IAS 14.

Valeo is organized in a multi-dimensional manner:

- the Group is divided into autonomous Divisions which represent the levels at which resources are allocated and performance is measured. However, as there are approximately one hundred such divisions, none of them can be considered to be material within the meaning of IAS 14;
- the Divisions are supported by Valeo's functional networks and Branches, which oversee the coherence of the Group's Product Families; they also exploit synergies with the Innovation Domains, and are coordinated by National Directorates.

The organization of the Group has remained unchanged since 2005, when the role of the three Innovation Domains was strengthened and all industrial branches were brought under a single management team.

Analysis of this organizational structure does not allow any specific dimension of the Group's business to be separated out from the others within the meaning of IAS 14.

Accordingly:

- the Group as a whole is considered as a single business segment ("Automotive equipment");
- information for each geographical area, supplemented by information based on the most appropriate criteria for understanding the Group's business, is provided for the secondary level of segment reporting.

2 - Changes in the scope of consolidation

2.1 - Transactions carried out during 2007

2.1.1 - Sale of the Wiring harness activity to the Leoni Group

In December 2007, the Valeo Group sold its Wiring harness activity to German Group Leoni for an amount of 143 million euros. The impact of this transaction on income for 2007 was a capital loss of 51million euros after tax, included in the consolidated statement of income under "Income/(loss) from non-strategic activities".

In 2007, this business generated net sales of 551 million euros and operating income of 3 million euros. In accordance with IFRS 5 on assets held for sale and discontinued operations, the after-tax profit from the Wiring harness activity is presented in aggregate on a separate line under "Income/(loss) from non-strategic activities" in the 2007 statement of income. Income generated by the Wiring harness activity in prior years was reclassified to this caption to provide a meaningful comparison between the three periods presented.

The impacts of the disposal of the Wiring harness activity on net sales and on the consolidated financial statements are described in sections 2.3 and 3.1.

2.1.2 - Acquisition of Connaught Electronics Ltd. (CEL)

In July 2007, the Group acquired Irish Group Connaught Electronics Ltd (CEL) which manufactures electronic equipment for the automotive industry. The full consolidation of this entity did not have a material impact on the Group's consolidated balance sheet at December 31, 2007 or statement of income for the year then ended. CEL is expected to generate sales of 30 million euros in 2008. Identification of the assets acquired and liabilities assumed in the acquisition will be finalized in July 2008, in accordance with the period allowed under IFRS 3 "Business Combinations".

2.1.3 - Creation of two new joint ventures in India

In May 2007, Valeo formed a joint venture specializing in automotive security systems with the A.K. Minda Group, one of India's leading automotive equipment suppliers. The consolidation of this entity using the proportional method does not have a material impact on the Group's 2007 financial statements.

On July 24, 2007, Valeo and the N.K. Minda Group created another joint venture to produce starters and alternators for private passenger vehicles, 66.7%-owned by Valeo and 33.3%-owned by Minda. In view of the agreements between Valeo and N.K. Minda, this entity is fully consolidated. The first-time consolidation of this entity did not have a material impact on the Group's 2007 financial statements.

2.1.4 - Ichikoh

Valeo raised its interest in Ichikoh, one of Japan's largest lighting systems suppliers, from 29.4% at December 31, 2006 to 31.6% at December 31, 2007. This investment is accounted for by the equity method in Valeo's consolidated financial statements.

2.2 - Transactions carried out in 2006

2.2.1 - Sale of Electric Motors & Actuators business

In December 2006, Valeo sold its Electric Motors & Actuators business to the Japanese Group Nidec. The sale price for this business was 142 million euros. This transaction generated a capital gain of 46 million euros before tax and 41 million euros after tax. This positive impact is recognized in the consolidated statement of income for 2006 under "Income/(loss) from non-strategic activities".

In accordance with IFRS 5, the profit after tax of the Electric Motors & Actuators business for financial years 2005 and 2006 is presented in aggregate under "Income/(loss) from non-strategic activities". In 2006, at the date of disposal of the Electric Motors & Actuators business, the assets and liabilities related to this business were removed from the Group's consolidated balance sheet.

2.2.2 - Sale of Parrot

In the context of Parrot's IPO, Valeo sold its 14.8% interest in the company. The capital gain on the sale of this non-consolidated investment was recognized in "Other financial income and expenses" for an amount of 24 million euros at December 31, 2006.

2.2.3 - Investment in Threestar, a Korean company

In February 2006, Valeo created a joint venture with its Korean partner Threestar, the country's leading manufacturer of automotive radiators. Valeo Samsung Thermal Systems, which was created as a result of this agreement, was proportionally consolidated; the remaining 50% of the capital is held by the Samsung Climate Control Group. This company contributed 9 million euros to Group net sales in 2006.

2.2.4 - Sale of Zexel Logitec Company

On June 30, 2006, Valeo sold Zexel Logitec Company. The contribution of this company to Group net sales amounted to 30 million euros in 2006 (over the period from January 1 to June 30) and 53 million euros in 2005. The capital gain recognized by the Group in "Other income and expenses" for 2006 amounted to 14 million euros.

2.2.5 - Valeo Raytheon Systems Inc.

Valeo continued to invest in Raytheon Systems Inc., increasing its stake from 73.1% at December 31, 2005 to 77.2% at December 31, 2006. Valeo owns Raytheon Systems Inc. jointly with the Raytheon Group, and accounts for its interest by the proportional consolidation method because of the characteristics of the partnership agreement.

2.3 - Impact of changes in scope of consolidation on the statement of income, statement of cash flows and balance sheet

2.3.1 - Statement of income

- **The components of the income statement caption "Income/(loss) from non-strategic activities" are as follows:**

(In millions of euros)	2007	2006	2005
Income/(loss) from non-strategic activities before income taxes	-	(9)	(1)
Income taxes on income from non-strategic activities	(8)	(10)	(6)
Pre-tax capital gain or loss on disposal of non-strategic activities	(51)	46	-
Taxes on capital gains from disposal of non-strategic activities	-	(5)	-
Income/(loss) from non-strategic activities	**(59)**	**22**	**(7)**

- **Earnings per share from non-strategic activities are as follows:**

	2007	2006	2005
Income/(loss) from non-strategic activities			
• Basic earnings (loss) per share (in euros)	(0.76)	0.29	(0.09)
• Diluted earnings (loss) per share (in euros)	(0.76)	0.29	(0.09)

2.3.2 - Statement of cash flows

- **Cash flows from non-strategic activities are analyzed as follows:**

(In millions of euros)	2007	2006	2005
Cash flows from operating activities - non-strategic activities	7	30	56
Cash flows used in investing activities - non-strategic activities	(15)	(22)	(34)
Cash flows from (used in) financing activities - non-strategic activities	(9)	12	(1)
Net change in cash and cash equivalents	**(17)**	**20**	**21**

2.3.3 - Balance sheet

The assets, liabilities and contingent liabilities acquired or sold in financial years 2007, 2006 and 2005, as measured at their date of entry into the Group or exit from the Group, are analyzed below and reconciled with the corresponding cash flows:

(In millions of euros)	2007			2006	2005
	Disposal of Wiring unit	Acquisitions and other disposals	Total		
Goodwill related to businesses sold	(212)	-	(212)	(26)	-
Other intangible assets	(12)	1	(11)	(13)	198
Property, plant and equipment	(70)	16	(54)	(56)	150
Investments in associates	(1)	-	(1)	3	8
Deferred tax assets	(3)	-	(3)	(2)	1
Current assets	(227)	13	(214)	(61)	298
Stockholders' equity (1)	50	12	62	(63)	48
Long-term debt	1	-	1	1	(54)
Other non-current liabilities	22	-	22	33	(218)
Current liabilities	215	(18)	197	48	(244)
Net assets acquired (sold)	**(237)**	**24**	**(213)**	**(136)**	**187**
Minority interests	-	-	-	4	19
Total net assets acquired (sold) after minority interests	**(237)**	**24**	**(213)**	**(132)**	**206**
Goodwill on entities acquired	-	5	5	8	260
Impact of changes in scope of consolidation	**(237)**	**29**	**(208)**	**(124)**	**466**

(1) This item is shown net of the (sale)/acquisition price

In 2007, the impact of changes in scope of consolidation is essentially attributable to the sale of the Wiring harness activity to German Group Leoni.

The impact of changes in scope of consolidation in 2006 amounts to (124) million euros, after deducting costs paid on the sale of the Electric Motors & Actuators business.

The impact of changes in scope of consolidation in 2005 on the Group's cash position of 466 million euros is mainly due to the following two transactions:

- acquisition of the Engine Electronics business of Johnson Controls Inc. for a total cost of 321 million euros; and
- acquisition of the remainder of the shares of ZVCC (Zexel Valeo Climate Control) and VZCCC (Valeo Zexel China Climate Control) for a total cost of 104 million euros.

3 - Notes to the statement of income

To enable a meaningful comparison between the three periods presented, the figures for 2005 and 2006 published in February 2007 have been adjusted to reflect the sale of the Wiring harness activity (see note 2.1.1).

3.1 - Net sales

Group net sales advanced 1.3% to 9,555 million euros in 2007 from 9,436 million euros in 2006, despite a negative 1.5% net currency impact. Changes in the scope of consolidation did not have a material impact on net sales.

Consolidated net sales advanced by 2.9% between 2006 and 2007 on a comparable Group structure and exchange rate basis.

The above figures do not include net sales for the Wiring harness activity sold in December 2007. These are presented under "Income/(loss) from non-strategic activities" in 2007, 2006 and 2005, and totaled 551 million euros, 545 million euros and 571 million euros, respectively.

3.2 - Personnel expenses

	2007	2006 As restated	2005 As restated
Total employees (excluding non-strategic activities) [1]	61,200	58,700	56,900

(1) Including temporary staff.

The statement of income presents operating expenses by function. Operating expenses include the following personnel-related expenses:

(In millions of euros)	2007	2006 As restated	2005 As restated
Wages and salaries [1]	1,686	1,699	1,636
Social charges	399	402	368
Share-based payments [2]	11	11	7
Pension expenses in respect of defined contribution schemes	96	105	116

(1) Including temporary staff.

(2) Including employer taxes in respect of stock options and free share awards.

Pension costs under defined benefit plans are set out in note 4.9.2.

3.3 - Other income and expenses

(In millions of euros)	2007	2006 As restated	2005 As restated
Claims and litigation	25	(3)	(9)
Restructuring costs	(37)	(36)	(15)
Impairment of fixed assets	(26)	(14)	(11)
Other	11	4	-
Other income and expenses	**(27)**	**(49)**	**(35)**

3.3.1 - Claims and litigation

In the year ended December 31, 2007, the Group wrote back a provision for 22 million euros following the settlement of a commercial dispute.

In 2006, this caption mainly included costs relating to commercial and labor disputes in progress.

3.3.2 - Restructuring costs

Restructuring expenses of 37 million euros and 36 million euros were recognized in 2007 and 2006, respectively, comprising costs relating to the streamlining and closure of industrial sites, mainly in Western Europe.

3.3.3 - Impairment of fixed assets

v **Property, plant and equipment and intangible assets (excluding goodwill)**

Impairment losses on property, plant and equipment and intangible assets mainly result from impairment tests carried out at the level of cash-generating units (CGUs) in accordance with the following methodology:

- The value in use of CGUs is calculated using post-tax cash flow projections covering a period of five years, prepared on the basis of the budgets and medium-term plans drawn up by Group divisions. The projections are based on past experience, macroeconomic data for the automobile market, order books and products under development.
- Cash flows beyond the five-year period are extrapolated using a growth rate of 1%. This rate is the same as that used in 2006 and 2005, and is below the average long-term growth rate for the Group's business sector.
- In 2007, cash flows were discounted based on a weighted average cost of capital (WACC) of 7.5% after tax (7.5% in 2006 and 7% in 2005). An independent expert was consulted in determining the method to be used to compute WACC. In 2007, WACC was calculated based on a sample of 20 automotive parts suppliers and a market risk premium of 4.5% (4.9% in 2006 and 4.8% in 2005).

As a result of these tests, the Group recognized impairment losses of 26 million euros in 2007. These reflect changes to medium-term business forecasts as a result of a more pessimistic or uncertain sales outlook and mainly concern one CGU within each of the Interior Controls and Compressors product families, and an Engine Cooling CGU based in Iran.

The impairment losses were recognized against property, plant and equipment and intangible assets (24 million euros) and against goodwill (2 million euros) relating to the Engine Cooling CGU in Iran.

In 2006 and 2005, impairment losses were recognized against a Lighting Systems CGU for an amount of 14 million euros and 11 million euros, respectively.

- **Sensitivity of CGU impairment tests to discount and growth rates**

An increase of 0.5% in the discount rate would result in an additional impairment loss of 7 million euros being recognized against intangible and tangible assets. A 0.5% decrease in the discount rate would lead to a reversal of 6 million euros in impairment recognized against fixed assets.

A 0.5% increase in the growth rate would lead to the reversal of 5 million euros in impairment losses taken in 2007.

- **Goodwill**

Goodwill is allocated to cash-generating units (CGUs) on the basis of the product family to which it relates. Goodwill is tested for impairment at least once a year, using the same method as that used for the CGUs described above.

No impairment losses were recognized by the Group in 2007 as a result of these tests other than the write-down on goodwill relating to the CGU in Iran.

A 0.5% increase in the discount rate would have no impact on goodwill impairment tests.

3.3.4 - Other

In 2007, this caption mainly includes capital gains on disposals of property assets amounting to 27 million euros. The balance includes costs relating to strategic transactions.

In 2006, this caption includes the capital gain on the sale of Zexel Logitec Company for an amount of 14 million euros, as well as costs relating to strategic transactions.

3.4 - Cost of net debt

(In millions of euros)	2007	2006 As restated	2005 As restated
Interest expense	(82)	(83)	(76)
Interest income	31	32	31
Cost of net debt	**(51)**	**(51)**	**(45)**

The cost of net debt for the Group remained stable year-on-year despite the rise in interest rates in 2007.

The negative impact of the rise in interest rates was offset by the fall in interest expense over 2007 following the redemption of 500 million euros in bonds in July 2006. The redemption was partly funded by commercial paper issued at variable interest below the rate accruing on the bonds.

3.5 - Other financial income and expenses

(In millions of euros)	2007	2006 As restated	2005 As restated
Interest expense on unwinding of discount on pension obligations [1]	(48)	(49)	(54)
Expected return on pension plan assets [1]	21	19	17
Currency gains and losses			
• Currency gains (losses) on cash flow hedges	-	-	-
• Currency losses on other transactions	(9)	-	(6)
Ineffective portion of cash flow hedges (commodities)	-	1	2
Gains (losses) from fair value hedges (interest rate)	-	-	-
Charges to provisions for credit risk	(4)	(4)	(6)
Gains (losses) on disposal of financial assets	-	27	-
Unwinding of discount on provisions (excluding pension obligations)	(4)	(4)	(1)
Miscellaneous	(2)	2	(2)
Other financial income and expenses	**(46)**	**(8)**	**(50)**

(1) See note 4.9.2

Currency losses incurred on other transactions in 2007 chiefly arose on operations carried out by the Group in Eastern Europe and Turkey.

The "Gains (losses) on disposal of financial assets" caption in 2006 mainly includes proceeds from the sale of Parrot amounting to 24 million euros (see note 2.2.2).

3.6 - Income taxes

3.6.1 - Income tax expense

(In millions of euros)	2007	2006 As restated	2005 As restated
Current taxes	(84)	(75)	(67)
Deferred taxes	1	8	7
Income taxes	**(83)**	**(67)**	**(60)**

3.6.2 - Effective tax rate

The effective Group tax rate for 2007 was 37%, versus 32% in 2006 and 29% in 2005.

(% of income before tax)	2007 %	2006 As restated %	2005 As restated %
Standard tax rate in France	(34.4)	(34.4)	(34.9)
Impact of:			
• income taxed at other rates	12.9	8.2	6.8
• unused tax losses (current year) and unrecognized deferred tax assets	(37.1)	(21.6)	(20.0)
• utilization of prior-year tax losses	0.1	5.6	5.7
• permanent differences between book income and taxable income	16.5	7.3	4.9
• tax credits	4.8	3.4	8.7
Effective Group tax rate	**(37.2)**	**(31.5)**	**(28.8)**

3.7 - Earnings per share

3.7.1 - Basic earnings per share

	2007	2006 As restated	2005 As restated
Net income attributable to equity holders of the Company (in millions of euros)	81	161	142
Weighted average number of shares outstanding (in thousands)	76,951	76,795	79,320
Basic earnings per share (in euros)	**1.06**	**2.10**	**1.80**

3.7.2 - Diluted earnings per share

	2007	2006 As restated	2005 As restated
Net income attributable to equity holders of the Company (in millions of euros)	81	161	142
Weighted average number of shares outstanding (in thousands)	76,951	76,795	79,320
Stock options (in thousands)	445	199	330
Weighted average number of shares used for the calculation of diluted earnings per share (in thousands)	77,396	76,994	79,650
Diluted earnings per share (in euros)	**1.05**	**2.09**	**1.79**

4 - Notes to the balance sheet

4.1 - Goodwill

(In millions of euros)	2007	2006	2005
Net goodwill at January 1	**1,415**	**1,484**	**1,158**
Acquisitions during the year	5	8	260
Additional purchase consideration in respect of acquisitions made in previous years	2	-	-
Disposals, net	(212)	(26)	-
Translation adjustments	(43)	(51)	66
Impairment losses	(2)	-	-
Net goodwill at December 31	**1,165**	**1,415**	**1,484**
Accumulated impairment losses at December 31	(2)	(32)	(33)

In the years ended December 31, 2007 and 2006, changes in goodwill excluding the effect of foreign currency movements are mainly due to the sale of:

- the Wiring harness activity in December 2007 (see note 2.1.1);
- the Motors and Actuators business in December 2006 (see note 2.2.1).

The 2 million euro impairment loss recognized in 2007 reflects the full write-down taken against goodwill assigned to the Iranian CGU (see note 3.3.3).

In 2005, Valeo notably carried out the following transactions:

- acquisition of the Engine Electronics business of Johnson Controls Inc.;
- purchase of the entire share capital of Japanese company Valeo Thermal Systems Japan Corp.;
- increase of its interest in two Thai companies, Valeo Siam Thermal Systems Co. Ltd. and Valeo Thermal Systems Sales Thailand Co. Ltd.

The main goodwill balances are broken down by group of CGUs as follows:

At December 31

(In millions of euros)	2007	2006	2005
Wiper Systems	208	221	236
Electronics and Connective Systems	-	213	217
Climate Control	207	209	223
Interior Controls	172	170	175
Engine Management Systems	181	181	181
Security Systems	129	127	127
Electrical Systems	100	108	111
Other	168	186	214
Total	**1,165**	**1,415**	**1,484**

4.2 - Other intangible assets

At December 31

	2007			2006	2005
(In millions of euros)	Net carrying amount	Amortization and impairment losses	Net carrying amount	Net carrying amount	Gross carrying amount
Software	146	(111)	35	35	32
Patents and licenses	80	(59)	21	31	56
Capitalized development expenditure	636	(334)	302	292	279
Other	179	(23)	156	170	155
Intangible assets	**1 041**	**(527)**	**514**	**528**	**522**

Other intangible assets include customer relationship intangibles resulting mainly from acquisitions carried out in 2005. Patents and licenses include assets relating to technology intangibles acquired.

Changes in other intangible assets over 2007, 2006 and 2005 are analyzed below:

- 2007

(In millions of euros)	**Software**	**Patents and licenses**	**Capitalized development expenditure**	**Other intangible assets**	**Total**
Gross at January 1, 2007	**132**	**85**	**550**	**187**	**954**
Accumulated amortization and impairment	(97)	(54)	(258)	(17)	**(426)**
Net at January 1, 2007	**35**	**31**	**292**	**170**	**528**
Acquisitions	7	1	122	7	**137**
Disposals	-	(1)	(4)	(2)	**(7)**
Changes in scope of consolidation	-	1	(11)	(1)	**(11)**
Impairment losses	-	-	-	-	**-**
Amortization	(19)	(10)	(95)	(6)	**(130)**
Translation adjustments	-	-	(3)	-	**(3)**
Reclassifications	12	(1)	1	(12)	**-**
Net at December 31, 2007	**35**	**21**	**302**	**156**	**514**

- 2006

(In millions of euros)	Software	Patents and licenses	Capitalized development expenditure	Other intangible assets	Total
Gross at January 1, 2006	**119**	**96**	**458**	**171**	**844**
Accumulated amortization and impairment	(87)	(40)	(179)	(16)	**(322)**
Net at January 1, 2006	**32**	**56**	**279**	**155**	**522**
Acquisitions	13	4	128	19	**164**
Disposals	-	-	(2)	-	**(2)**
Changes in scope of consolidation	(2)	(2)	(8)	(1)	**(13)**
Impairment losses	-	-	(10)	-	**(10)**
Amortization	(19)	(9)	(85)	(8)	**(121)**
Translation adjustments	(1)	(1)	(4)	(1)	**(7)**
Reclassifications	12	(17)	(6)	6	**(5)**
Net at December 31, 2006	**35**	**31**	**292**	**170**	**528**

- 2005

(In millions of euros)	Software	Patents and licenses	Capitalized development expenditure	Other intangible assets	Total
Gross at January 1, 2005	**94**	**41**	**325**	**27**	**487**
Accumulated amortization and impairment	(65)	(30)	(103)	(8)	**(206)**
Net at January 1, 2005	**29**	**11**	**222**	**19**	**281**
Acquisitions	12	2	118	13	**145**
Disposals	2	(1)	-	(3)	**(2)**
Changes in scope of consolidation	1	53	3	141	**198**
Impairment losses	-	-	(7)	(1)	**(8)**
Amortization	(19)	(10)	(65)	(7)	**(101)**
Translation adjustments	1	(1)	8	(1)	**7**
Reclassifications	6	2	-	(6)	**2**
Net at December 31, 2005	**32**	**56**	**279**	**155**	**522**

4.3 - Property, plant and equipment

At December 31	2007				2006		2005	
(In millions of euros)	Net carrying amount	Depreciation and impairment losses	Net carrying amount	Of which finance leases	Net carrying amount	Of which finance leases	Net carrying amount	Of which finance leases
Land	149	(13)	136	-	146	-	167	-
Buildings	939	(549)	390	6	419	6	458	15
Plant and equipment	3,259	(2,459)	800	3	870	4	933	5
Specific tooling	1,211	(1,062)	149	1	146	3	155	9
Other	452	(352)	100	4	98	5	123	6
Fixed assets in progress	215		215	-	239	-	205	-
Property, plant and equipment	**6,225**	**(4,435)**	**1,790**	**14**	**1,918**	**18**	**2,041**	**35**

Property, plant and equipment pledged as security amounted to 2 million euros at December 31, 2007.

Changes in property, plant and equipment over 2007, 2006 and 2005 are analyzed below:

• 2007 (In millions of euros)	Land	Buildings	Plant and equipment	Specific tooling	Other	Fixed assets in progress	Total
Gross at January 1, 2007	156	971	3,322	1,169	468	239	6,325
Accumulated depreciation and impairment	(10)	(552)	(2,452)	(1,023)	(370)	-	(4,407)
Net at January 1, 2007	146	419	870	146	98	239	1,918
Capital expenditure	1	16	129	60	28	211	445
Disposals	-	(2)	(5)	(3)	(2)	(2)	(14)
Assets held for sale [(1)]	-	(1)	-	-	-	-	(1)
Changes in scope of consolidation	(3)	(18)	(40)	(2)	12	(3)	(54)
Impairment losses	(1)	(1)	(8)	(9)	(3)	-	(22)
Reversal of impairment losses previously recognized	-	-	-	-	-	-	-
Depreciation	(3)	(51)	(265)	(99)	(43)	-	(461)
Translation adjustments	(5)	(2)	(8)	(2)		(4)	(21)
Reclassifications	1	30	127	58	10	(226)	-
Net at December 31, 2007	136	390	800	149	100	215	1,790

• 2006 (In millions of euros)	Land	Buildings	Plant and equipment	Specific tooling	Other	Fixed assets in progress	Total
Gross at January 1, 2006	178	1,012	3,346	1,155	538	205	6,434
Accumulated depreciation and impairment	(11)	(554)	(2,413)	(1,000)	(415)	-	(4,393)
Net at January 1, 2006	167	458	933	155	123	205	2,041
Capital expenditure	2	24	179	63	33	191	492
Disposals	-	(1)	(1)	(2)	(3)	(8)	(15)
Assets held for sale [(1)]	-	(9)	-	-	-	-	(9)
Changes in scope of consolidation	(8)	(17)	(20)	(4)	(3)	(4)	(56)
Impairment losses	(1)	-	(5)	(1)	(1)	-	(8)
Reversal of impairment losses previously recognized	-	-	-	-	-	-	-
Depreciation	(1)	(50)	(284)	(103)	(46)	-	(484)
Translation adjustments	(8)	(6)	(13)	(3)	(3)	(6)	(39)
Reclassifications	(5)	20	81	41	(2)	(139)	(4)
Net at December 31, 2006	146	419	870	146	98	239	1,918

• 2005 (In millions of euros)	Land	Buildings	Plant and equipment	Specific tooling	Other	Fixed assets in progress	Total
Gross at January 1, 2005	155	934	2,977	1,021	489	192	5,768
Accumulated depreciation and impairment	(10)	(478)	(2,097)	(869)	(369)	-	(3,823)
Net at January 1, 2005	145	456	880	152	120	192	1,945
Capital expenditure	1	19	154	65	43	165	447
Disposals	(10)	(13)	(8)	(2)	-	(12)	(45)
Assets held for sale [(1)]	(2)	(9)	-	-	-	-	(11)
Changes in scope of consolidation	30	20	71	4	7	18	150
Impairment losses	(1)	(2)	(12)	(2)	(9)	-	(26)
Reversal of impairment losses previously recognized	-	-	-	-	-	-	-
Depreciation	-	(50)	(286)	(113)	(55)	-	(504)
Translation adjustments	6	20	40	9	6	7	88
Reclassifications	(2)	17	94	42	11	(165)	(3)
Net at December 31, 2005	167	458	933	155	123	205	2,041

(1) In accordance with IFRS 5, buildings for which the Group is actively seeking buyers are classified in "Assets held for sale".

4.4 - Investments in associates

Changes in the "Investments in associates" caption can be analyzed as follows:

(In millions of euros)	2007	2006	2005
Investments in associates at January 1	103	116	96
Share in net earnings (losses) of associates	8	(1)	6
Dividend payments	(2)	(4)	(4)
Impact of changes in scope of consolidation	1	3	8
Translation adjustments	(1)	(12)	7
Other	(6)	1	3
Investments in associates at December 31	103	103	116

At December 31	Ownership interest (%)			Carrying amount (In millions of euros)		
	2007	2006	2005	2007	2006	2005
Ichikoh	31.6	29.4	28.2	74	72	80
Faw Valeo Climate Control	36.5	36.5	36.5	23	23	25
Other	-	-	-	6	8	11
Investments in associates	-	-	-	103	103	116

Ichikoh is a company listed on the Tokyo Stock Exchange. At December 31, 2007, the market capitalization of the shares held by the Valeo Group was 49 million euros. The carrying amount of the investment is supported by its value in use.

Summarized financial data in respect of associates are set out below:

(In millions of euros)	2007	2006	2,005
Total assets	655	703	754
Total liabilities	433	483	509
Total operating revenues	841	950	1,011
Net income (loss) for the year	30	(3)	20

4.5 - Deferred taxes

Deferred tax assets and liabilities are offset when a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities concern income taxes levied by the same taxation authority. In France, Valeo elected for tax consolidation. The tax group includes the parent company and its principal French subsidiaries that are eligible for tax consolidation.

Valeo also elected for tax consolidation for its subsidiaries in other countries where this is permitted by local legislation (Germany, Spain, Italy, the United Kingdom and the United States).

At December 31 (In millions of euros)	2005	2006	Recognized [2] through income	Other [3] movements	2007
Loss carry forwards [1]	12	33	6	(17)	22
Capitalized development expenditure	(82)	(92)	3	9	(80)
Pensions and other employee benefits	63	67	3	(19)	51
Other provisions	62	65	(4)	3	64
Inventories	15	15	1	(2)	14
Provisions for reorganization expenses	11	20	-	(5)	15
Tooling	8	7	1	(2)	6
Non-current assets	(4)	(1)	8	4	11
Other	6	(19)	(19)	13	(25)
Total deferred taxes	**91**	**95**	**(1)**	**(16)**	**78**
Of which: • Deferred tax assets	100	96			99
• Deferred tax liabilities	(9)	(1)			(21)

(1) Deferred tax assets are recognized in respect of tax loss carry forwards to the extent that it is probable that future profits will be available against which they may be offset.

(2) Including non-strategic activities.

(3) Other movements total 16 million euros and relate mainly to deferred taxes arising on actuarial gains and losses and cash flow hedges recognized directly through equity.

At December 31, 2007, deferred tax assets not recognized by the Group are broken down as follows:

(In millions of euros)	Tax basis	Potential tax saving
Tax loss carry forwards - expiration date 2008 to 2011	85	29
Tax loss carry forwards - expiration date 2011 and beyond	765	263
Tax loss carry forwards - available indefinitely	879	303
Current tax loss carry forwards	**1,729**	**595**
Unrecognized deferred tax assets on temporary differences		166
Total unrecognized deferred tax assets		**761**

At December 31, 2006 and 2005, the total amount of unrecognized deferred tax assets came to 778 million euros and 849 million euros, respectively.

4.6 - Inventories

At December 31, 2007, inventories are broken down as follows:

At December 31	2007			2006	2005
(In millions of euros)	Gross	Provisions	Net	Net	Net
Raw materials	261	(44)	217	231	221
Work-in-progress	73	(7)	66	74	81
Finished goods, supplies and specific tooling	398	(59)	339	342	352
Inventories - net	**732**	**(110)**	**622**	**647**	**654**

Provisions for impairment in the value of inventories amounted to 110 million euros at December 31, 2007 (109 million euros at December 31, 2006), including an allowance of 35 million euros in the year (excluding non-strategic activities).

Allowances to provisions for impairment in 2006 and 2005 amounted to 19 million euros and 32 million euros, respectively (excluding non-strategic activities).

4.7 - Accounts and notes receivable

At December 31

(In millions of euros)	2007	2006	2005
Accounts and notes receivable	1,728	1,864	1,938
Less provisions	(29)	(30)	(32)
Accounts and notes receivable - net	**1,699**	**1,834**	**1,906**

Allowances to provisions against accounts and notes receivable are recognized in "Other financial income and expenses" where such a provision results from a risk of client default (see note 3.5), and in administrative expenses in other cases.

4.8 - Stockholders' equity

4.8.1 - Share capital

At December 31, 2007, Valeo's share capital totaled 235 million euros, comprising 78,209,617 shares of common stock with a par value of 3 euros, all fully paid-up, excluding treasury stock - see note 4.8.6. Shares that have been registered in the name of the same holder for at least four years carry double voting rights (2,206,124 shares at December 31, 2007).

Valeo's potential share capital would amount to 274 million euros, representing 91,184,612 shares, in the event of:

- the exercise of stock subscription options granted to Valeo Group employees;
- the conversion of bonds issued as part of the OCEANE program into new shares (see note 4.10.2).

The Group seeks to maintain a solid capital base in order to retain the confidence of investors, creditors and the market, and to secure its future development. Its policy is to strike a balance between levels of debt and equity, and in particular to prevent net debt from exceeding 100% of stockholders' equity for any prolonged period of time.

Employee-shareholders currently represent 1% of the Group's share capital. The Group aims to increase this percentage by regularly implementing company savings plans and by extending stock option plans and free share awards to a broader section of the workforce.

The Group buys back treasury stock on the market to cover its obligations with regard to stock option plans and free share awards, as well as the company savings awards and liquidity contract (see section 4.2.2 of the Management Report).

The following employee stock subscription and stock option plans and free share plans approved by the Annual General Meeting were outstanding at December 31, 2007:

v **Terms and conditions of stock subscription plans**

Year in which the plan was set up	Number of shares subject to options	Exercise price (1) of options (in euros)	Number of options (2) outstanding at December 31, 2007	Expiration date
2000	1,300,000	48.00	393,413	2008
2001	80,000	55.82	80,800	2009
2001	600,000	42.48	303,000	2009
2001	442,875	42.69	273,777	2009
2002	420,000	43.84	212,908	2010
2002	600,000	28.3	116,867	2010
2003	700,000	23.51	237,795	2011
2003	780,000	32.91	441,215	2011
2004	1,123,200	28.46	809,781	2012
Total	**6,046,075**		**2,869,556**	-

(1) Exercise price equals to 100% of the average Valeo share price over the 20 trading days preceding the meeting of the Board of Directors or Management Board granting the stock subscription options.

(2) The number of shares includes the impact of the public share buyback offer and simplified public tender offer, which increased the share allocation ratio to 1.01 Valeo share from 1 Valeo share.

v Terms and conditions of stock option plans

Year in which the plan was set up	Number of shares subject to options	Exercise price [1] of options (in euros)	Number of options [2] outstanding at December 31, 2007	Expiration date
2003	500,000	32.91	283,327	2011
2004	280,800	32.74	204,200	2012
2005	650,000	32.32	517,695	2013
2006	187,000	33.75	187,000	2014
2006	1,309,250	32.63	1,127,750	2014
2007	250,000	36.97	250,000	2015
2007	1,677,000 [3]	36.82	1,677,000	2015
Total	**4,854,050**		**4,246,972**	

(1) Exercise price equals to 100% of the average Valeo share price over the 20 trading days preceding the meeting of the Board of Directors or Management Board, or 100% of the average purchase price of treasury stock held if greater than the Valeo quoted share price.

(2) The number of shares includes the impact of the public share buyback offer and simplified public tender offer, applicable to grants prior to 2005, which increased the share allocation ratio to 1.01 Valeo share from 1 Valeo share.

(3) Including 174,250 shares granted subject to the Group achieving certain profitability criteria.

v Terms and conditions of free share awards

Year in which the plan was set up	Number of free shares granted	Number of shares not yet issued at December 31, 2007	Year of vesting
2005	600,000 [1]	232,135	2008
2006	63,000 [2]	26,500	2008
2006	100,000	89,000	2009
2007	100,000	96,250	2010
Total	**863,000**	**443,885**	

(1) Including 300,000 shares granted subject to the Group achieving certain profitability criteria, cancelled in 2007.

(2) Including 36,500 shares granted subject to the Group achieving certain profitability criteria, cancelled in 2007.

Movements in stock option plans can be analyzed as follows:

▪ 2007	2007	
	Number of options and free shares	Weighted average exercise price
Options not exercised at January 1, 2007	**7,109,400**	**30.50**
Options granted/free shares to be issued	2,027,000	35.02
Options cancelled	(914,920)	20.21
Options expired	-	-
Options exercised	(694,972)	27.7
Options not exercised/free shares not issued at December 31	**7,526,508**	**33.13**
Options which can be exercised at December 31, 2007	**3,582,026**	**35.43**

▪ 2006

	2006	
	Number of options and free shares	Weighted average exercise price
Options not exercised at January 1, 2006	**6,442,405**	**31.82**
Options granted/free shares to be issued	1,659,250	29.55
Options cancelled	(490,575)	29.49
Options expired	(432,125)	50.01
Options exercised	(69,555)	25.88
Options not exercised/free shares not issued at December 31	**7,109,400**	**30.50**
Options which can be exercised at December 31, 2006	**3,759,575**	**35.21**

▪ 2005

	2005	
	Number of options and free shares	Weighted average exercise price
Options not exercised at January 1, 2005	**6,476,975**	**38.23**
Options granted/free shares to be issued	1,250,000	16.81
Options cancelled	(748,200)	37.67
Options expired	(485,250)	70.32
Options exercised	(51,120)	25.69
Options not exercised/free shares not issued at December 31	**6,442,405**	**31.82**
Options which can be exercised at December 31, 2005	**3,099,668**	**39.50**

The principal data and assumptions underlying the valuation of equity instruments at fair value can be analyzed as follows:

	2007	
	March	November
	Free shares and stock options	Stock options
Share price at date of grant (euros)	37.03	36.93
Expected volatility (%)	- and 27.8	32.2
Risk-free rate (%)	4.1	4.4
Dividend rate (%)	3.2	3.2
Duration of the option (years)	3 and 4	4
Fair value of the equity instrument (euros)	**32.21 and 7.63**	**8.85**

	2006	
	March	November
	Free shares and stock options	Free shares and stock options
Share price at date of grant (euros)	31.79	30.16
Expected volatility (%)	- and 24.6	- and 29.0
Risk-free rate (%)	3.3 and 3.5	3.9
Dividend rate (%)	3.2	3.2
Duration of the option (years)	2.25 and 4	3 and 4
Fair value of the equity instrument (euros)	**29.28 and 4.92**	**26.32 and 5.54**

	2005	2004
	Free shares and stock options	**Subscription options and stock options**
Share price at date of grant (euros)	31.46	29.77
Expected volatility (%)	- and 26.4	25.80
Risk-free rate (%)	2.9 and 3.1	3.1
Dividend rate (%)	3.1	3.4
Duration of the option (years)	2.25 and 4	4
Fair value of the equity instrument (euros)	**28.65 and 5.52**	**5.67 and 4.26**

Expected volatility is determined as being the implicit volatility at the date of grant of the plan. The maturity of four years used for stock option and stock subscription plans corresponds to the period for which the availability of options is restricted by tax legislation, which is deemed to represent the duration of the option.

An expense of 11 million euros was booked in 2007 (including employer taxes in respect of stock options and free share awards), unchanged from 2006 (expense of 7 million euros in 2005).

4.8.2 - Additional paid-in capital

Additional paid-in capital represents the net amount received, either in cash or in assets, in excess of the par value on issuance of Valeo shares.

4.8.3 - Translation adjustment

The translation adjustment reserve at December 31, 2007 primarily includes gains and losses arising from the translation of the net assets of Valeo's Mexican, Brazilian, Japanese and South Korean subsidiaries.

4.8.4 - Retained earnings

Retained earnings include net income for the year amounting to 88 million euros (before appropriation of the dividend to be proposed at the Annual General Meeting).

4.8.5 - Dividends per share

The balance of the parent company's distributable retained earnings amounts to 1,592 million euros, before appropriation of 2007 net income (1,589 million euros in 2006 and 1,593 million euros in 2005).

Dividends paid in 2007 amounted to 85 million euros, representing 1.10 euro per share.

Dividends paid in 2006 and 2005 respectively totaled 84 million euros and 91 million euros, also representing 1.10 euro per share for both years. A dividend of 1.20 euro per share for the year ended December 31, 2007 will be proposed at the Annual General Meeting. This distribution is not recognized in accrued liabilities in the financial statements at December 31, 2007.

4.8.6 - Treasury stock

At December 31, 2007, Valeo owns 1,432,804 of its own shares, representing 1.83% of share capital, versus 686,704 shares (0.89%) at December 31, 2006 and 807,704 shares (1.04%) at December 31, 2005.

4.8.7 - Minority interests

Changes in minority interests can be analyzed as follows:

(In millions of euros)	2007	2006	2005
Minority interests at January 1	38	43	57
Equity in net earnings	7	5	6
Dividends paid	(4)	(4)	(5)
Translation adjustments	-	(3)	4
Changes in scope of consolidation	3	(3)	(19)
Minority interests at December 31	44	38	43

4.9 - Provisions

Changes in provisions can be analyzed as follows:

(In millions of euros)	Provisions for reorganization expenses	Provisions for pensions and other employee benefits	Other provisions	Total
Provisions at January 1, 2005	**165**	**856**	**277**	**1,298**
Amounts used during the year	(103)	(89)	(91)	(283)
Impact of changes in scope of consolidation	10	15	192	217
Translation adjustments	10	62	13	85
Reclassification	(6)	13	(6)	1
Additions	108	89	154	351
Unwinding of discount	1	39	-	40
Reversals(1)	(4)	(152)	(49)	(205)
Actuarial gains and losses recognized through equity	-	50	-	50
Provisions at December 31, 2005	**181**	**883**	**490**	**1,554**
Amounts used during the year	(82)	(62)	(107)	(251)
Impact of changes in scope of consolidation	(3)	(27)	(3)	(33)
Translation adjustments	(10)	(33)	(6)	(49)
Reclassification(2)	42	(41)	3	4
Additions	55	28	105	188
Unwinding of discount	4	30	-	34
Reversals	(11)	(3)	(51)	(65)
Actuarial gains and losses recognized through equity	-	(27)	-	(27)
Provisions at December 31, 2006	**176**	**748**	**431**	**1,355**
Amounts used during the year	(59)	(80)	(112)	(251)
Impact of changes in scope of consolidation	(16)	(13)	(5)	(34)
Translation adjustments	(8)	(26)	(5)	(39)
Additions	39	33	149	221
Unwinding of discount	4	29	-	33
Reversals	(9)	(4)	(91)	(104)
Actuarial gains and losses recognized through equity	-	(79)	-	(79)
Provisions at December 31, 2007	**127**	**608**	**367**	**1,102**
Of which current portion (less than 1 year)	53	57	214	324

(1) For the year ended December 31, 2005, reversals of provisions for pensions and other employee benefits include (127) million euros relating to amendments to the healthcare insurance plan in the United States, and an amount of (20) million euros in connection with the reduction in benefit entitlement due to the closure of the Rochester site.

(2) Including, in 2006, a reclassification of 41 million euros from provisions for pensions to provisions for reorganization expenses in connection with healthcare plans for early retirees in the United States.

4.9.1 - Provisions for reorganization expenses

Provisions for reorganization expenses correspond to a series of measures adopted by the Group as part of an industrial streamlining plan aimed at tailoring Valeo's industrial base more closely to customer requirements, in terms of cost competitiveness and geographical location. The provisions include costs relating primarily to:

- continued rightsizing and production streamlining measures;
- specific severance payments (CATS) applicable at certain French sites, in accordance with the industry agreement signed in March 2001.

4.9.2 - Provisions for pensions and other employee benefits

v **Description of the plans in force within the Group**

The Group's commitments in relation to pensions and other employee benefits primarily concern the following defined benefit plans:

- termination benefits (France, Italy, South Korea, Mexico);
- supplementary pension benefits (United States, Germany, France, United Kingdom, Japan) which top up the statutory pension schemes in force in those countries;
- the payment of certain medical and life insurance costs for retired employees (United States);
- certain of the above-mentioned benefits granted specifically under early retirement schemes (United States, Germany and France);
- other long-term benefits (long-service bonuses in France and Germany).

The costs relating to all of these benefits are accounted for in accordance with the accounting policy described in note 1.17.

v **Actuarial assumptions**

The actuarial assumptions used by the Group to calculate its obligations relating to pensions and other employee benefits take into account the specific demographic and financial conditions of each Group company and each country in which the Group operates.

Discount rates are determined by reference to market yields at the valuation date on high quality corporate bonds with a term consistent with that of the employee benefits concerned.

In 2007, the average discount rates used in the countries representing the Group's most significant obligations were as follows:

At December 31	2007 (%)	2006 (%)	2005 (%)
Euro zone	5.3	4.5	4.2
United Kingdom	5.8	5.0	4.8
United States	6.3	5.9	5.6
South Korea	5.5	5.3	5.8

The rise in the discount rates used to measure pensions and other post-employment obligations reflects higher long-term interest rates at end-2007 compared with end-2006.

The expected long-term return on plan assets has been calculated taking into account the structure of the investment portfolio in each country, and is as follows for the Group's principal plans:

At December 31	2007 (%)	2006 (%)	2005 (%)
United States	8.5	8,5	8.5
United Kingdom	6.4	6.4	6.7
Japan	2.7	2,0	2
South Korea	4.5	4,5	4.5

The weighted long-term salary increase rate was 3.5% at December 31, 2007, unchanged from December 31, 2006 and 2005.

The rate of increase for medical costs in the United States used to value the Group's obligations at December 31, 2007 was 10% up to the end of 2008, reducing by one percentage point a year for the following five years to 5% at December 31, 2013.

v Breakdown of obligations

At December 31, 2007

(In millions of euros)	France	Other European countries	North America	Other countries	Total
Present value of unfunded obligations	169	231	113	41	554
Present value of funded obligations	21	64	253	41	379
Market value of plan assets	(6)	(44)	(211)	(39)	(300)
Deficit	**184**	**251**	**155**	**43**	**633**
Unrecognized past service cost	(25)	-	-	-	(25)
Provisions recognized at December 31, 2007	**159**	**251**	**155**	**43**	**608**

At December 31, 2006

(In millions of euros)	France	Other European countries	North America	Other countries	Total
Present value of unfunded obligations	181	266	142	47	636
Present value of funded obligations	27	77	287	47	438
Market value of plan assets	(5)	(45)	(205)	(46)	(301)
Deficit	**203**	**298**	**224**	**48**	**773**
Unrecognized past service cost	(26)	-	1	-	(25)
Provisions recognized at December 31, 2006	**177**	**298**	**225**	**48**	**748**

At December 31, 2005

(In millions of euros)	France	Other European countries	North America	Other countries	Total
Present value of unfunded obligations	179	286	201	44	710
Present value of funded obligations	24	73	325	56	478
Market value of plan assets	(3)	(42)	(197)	(52)	(294)
Deficit	**200**	**317**	**329**	**48**	**894**
Unrecognized past service cost	(31)	-	20	-	(11)
Provisions recognized at December 31, 2005	**169**	**317**	**349**	**48**	**883**

Movements in provisions

(In millions of euros)	France	Other European countries	North America	Other countries	Total
Provisions at January 1, 2005	**152**	**269**	**393**	**42**	**856**
Actuarial gains and losses recognized through equity	7	40	15	(12)	50
Amounts used during the year [(1)]	(19)	(14)	(49)	(7)	(89)
Impact of changes in scope of consolidation	5	1	2	7	15
Reclassification: pensions/reorganization expenses	-	-	13	-	13
Translation adjustments	-	1	54	7	62
Expense/(income) for the year	24	20	(79) [(2)]	11	(24)
Provisions at December 31, 2005	**169**	**317**	**349**	**48**	**883**
Actuarial gains and losses recognized through equity	3	(4)	(28)	2	(27)
Amounts used during the year [(1)]	(22)	(14)	(18)	(8)	(62)
Impact of changes in scope of consolidation	-	(25)	(1)	(1)	(27)
Reclassification: pensions/reorganization expenses	-	1	(42)	-	(41)
Translation adjustments	-	1	(32)	(2)	(33)
Expense/(income) for the year	27	22	(3)	9	55
Provisions at December 31, 2006	**177**	**298**	**225**	**48**	**748**
Actuarial gains and losses recognized through equity [(3)]	(7)	(42)	(29)	(1)	(79)
Amounts used during the year [(1)]	(25)	(17)	(29)	(8)	(79)
Impact of changes in scope of consolidation	(7)	(6)	-	-	(13)
Translation adjustments	-	(2)	(20)	(4)	(26)
Expense/(income) for the year	21	20	8	8	57
Provisions at December 31, 2007	**159**	**251**	**155**	**43**	**608**
Of which current portion (less than 1 year)	14	13	26	4	57

(1) Including benefits paid directly to beneficiaries or contributions paid to external funds, depending on the plan concerned.

(2) Income booked for 2005 results mainly from amendments to healthcare insurance plans.

(3) Actuarial gains and losses recognized through equity for the year ended December 31, 2007 chiefly reflect the rise in discount rates (see above – Actuarial assumptions). Actuarial gains and losses arising on experience adjustments amount to 11 million euros.

Movements in obligations

(In millions of euros)	France	Other European countries	North America	Other countries	Total
Obligations at January 1, 2007	**208**	**343**	**429**	**94**	**1,074**
Service cost	9	9	2	6	26
Interest cost	9	13	23	3	48
Benefits paid	(24)	(15)	(18)	(14)	(71)
Actuarial gains and losses	(7)	(41)	(28)	(1)	(77)
Plan amendments	-	-	-	-	-
Impact of changes in scope of consolidation	(7)	(6)	-	-	(13)
Other	2	(2)	1	-	1
Translation adjustments	-	(6)	(43)	(6)	(55)
Obligations at December 31, 2007	**190**	**295**	**366**	**82**	**933**

(In millions of euros)	France	Other European countries	North America	Other countries	Total
Obligations at January 1, 2006	**203**	**359**	**526**	**100**	**1,188**
Service cost	17	10	7	8	42
Interest cost	8	14	25	2	49
Benefits paid	(21)	(15)	(10)	(10)	(56)
Actuarial gains and losses	3	(4)	(28)	2	(27)
Plan amendments	-	-	(19)	-	(19)
Impact of changes in scope of consolidation	-	(25)	(1)	(1)	(27)
Other	(2)	2	(18)	-	(18)
Translation adjustments	-	2	(53)	(7)	(58)
Obligations at December 31, 2006	**208**	**343**	**429**	**94**	**1,074**

(In millions of euros)	France	Other European countries	North America	Other countries	Total
Obligations at January 1, 2005	**187**	**306**	**533**	**67**	**1,093**
Service cost	10	10	10	9	39
Interest cost	8	14	31	3	56
Benefits paid	(18)	(15)	(42)	(10)	(85)
Actuarial gains and losses	9	43	16	(7)	61
Plan amendments	2	(1)	(116)	-	(115)
Impact of changes in scope of consolidation	5	1	4	31	41
Other	-	-	13	-	13
Translation adjustments	-	1	77	7	85
Obligations at December 31, 2005	**203**	**359**	**526**	**100**	**1,188**

Movements in plan assets

(In millions of euros)	France	Other European countries	North America	Other countries	Total
Plan assets at January 1, 2005	**1**	**37**	**148**	**25**	**211**
Expected return on plan assets	-	2	14	1	17
Contributions paid to external funds	2	-	13	4	19
Benefits paid	(1)	(1)	(6)	(7)	(15)
Actuarial gains and losses	1	3	-	5	9
Impact of changes in scope of consolidation	-	-	3	23	26
Other	-	-	-	-	-
Translation adjustments	-	1	25	1	27
Plan assets at December 31, 2005	**3**	**42**	**197**	**52**	**294**
Expected return on plan assets	-	2	16	1	19
Contributions paid to external funds	2	1	9	3	15
Benefits paid	-	(1)	(1)	(5)	(7)
Actuarial gains and losses	-	-	1	-	1
Impact of changes in scope of consolidation	-	-	-	-	-
Other	-	-	5	-	5
Translation adjustments	-	1	(22)	(5)	(26)
Plan assets at December 31, 2006	**5**	**45**	**205**	**46**	**301**
Expected return on plan assets	-	2	18	1	21
Contributions paid to external funds	2	1	21	1	25
Benefits paid	(1)	(2)	(10)	(7)	(20)
Actuarial gains and losses	-	1	1	-	2
Translation adjustments	-	(3)	(24)	(2)	(29)
Plan assets at December 31, 2007	**6**	**44**	**211**	**39**	**300**

Breakdown of plan assets

(In millions of euros)	France	Other European countries	North America	Other countries	Total
Cash at bank	-	-	5	4	9
Shares	2	29	163	19	213
Government bonds	-	7	22	25	54
Corporate bonds	1	6	7	4	18
Breakdown of plan assets at December 31, 2005	**3**	**42**	**197**	**52**	**294**
Cash at bank	-	-	6	8	14
Shares	3	44	167	15	229
Government bonds	-	1	22	23	46
Corporate bonds	2	-	10	-	12
Breakdown of plan assets at December 31, 2006	**5**	**45**	**205**	**46**	**301**
Cash at bank	-	-	16	8	24
Shares	6	44	156	11	217
Government bonds	-	-	27	20	47
Corporate bonds	-	-	12	-	12
Breakdown of plan assets at December 31, 2007	**6**	**44**	**211**	**39**	**300**

Contributions of 25 million euros were paid to external funds in 2007. Contributions in 2008 are estimated at 18 million euros.

The effective return on plan assets amounted to 23 million euros in 2007, versus 20 million euros in 2006 and 26 million euros in 2005.

The effects of a one-point change in the rate of increase in medical costs in the United States are as follows:

(In millions of euros)	2007		2006		2005	
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Effect on service cost and interest cost	-	-	-	-	2	(2)
Effect on obligations	1	(1)	2	(2)	3	(3)

v **Actuarial gains and losses recognized through equity**

Since opting to publish a statement of recognized income and expense (SORIE) as permitted under IAS 19 (see note 1.1), actuarial differences recognized in equity before deferred taxes represent:

- actuarial losses of 42 million euros for the year ended December 31, 2004;
- actuarial losses of 50 million euros for the year ended December 31, 2005;
- actuarial gains of 27 million euros for the year ended December 31, 2006;
- actuarial gains of 79 million euros for the year ended December 31, 2007.

4.9.3 - Other provisions

At December 31

(In millions of euros)	2007	2006	2005
Provisions for product warranties	164	180	226
Other [1]	204	251	264
Other provisions	**368**	**431**	**490**

[1] Other provisions mainly concern contractual, labor, environmental or tax risks and litigation.

4.10 - Debt

4.10.1 - Gross debt

At December 31, 2007, the Group's gross debt can be analyzed as follows:

(In millions of euros)	2007	2006	2005
Long-term debt (note 4.10.2)	1,283	1,274	1,303
Current maturities of long-term debt (note 4.10.2)	29	54	581
Short-term debt (note 4.10.3)	260	274	157
Gross debt	**1,572**	**1,602**	**2,041**

4.10.2 - Long-term debt

v **Analysis of long-term debt**

At December 31

(In millions of euros)	2007	2006	2005
Bonds	596	595	1,094
OCEANE [1]	435	427	419
Syndicated loans	219	216	221
Lease obligations	9	15	25
Other borrowings	28	49	86
Accrued interest	25	26	39
Long-term debt	**1,312**	**1,328**	**1,884**

[1] The carrying amount of the OCEANE bonds was reduced from 463 million euros to 419 million euros following the application of IAS 32 at January 1, 2005.

- **Long-term debt includes:**

- 600 million euros worth of eight-year fixed rate bonds issued by Valeo on June 24, 2005. The interest rate on these bonds is 3.75% of the nominal amount. These bonds were issued in the context of the Euro Medium Term Notes program. The effective interest rate on these bonds is 3.89%;

- 463 million euros worth of bonds convertible for new shares and/or exchangeable for existing shares (OCEANE) issued on August 4, 2003, representing 9,975,754 bonds with a nominal value of 46.4 euros each. The interest on these bonds is 2.375% per annum payable in arrears on January 1 of each year. Bearers of the bonds may request conversion and/or exchange into common stock at any time, on the basis of 1.013 Valeo share for one bond.

  In addition, Valeo has a call option that may be exercised between January 31, 2007 and December 31, 2010 if the Valeo share is valued at an average price of 60 euros. The effective interest rate of the OCEANE bonds amounts to 4.54% (4.46% excluding the call);

- two seven-year syndicated loans for a total amount of 225 million euros issued on July 29, 2005, hedged by two interest rate swaps which are perfectly matched in both amount and duration. These loans and the related hedges have the following characteristics:

  - the first loan is at a variable rate and incorporates a cap which limits the interest rate to a maximum of 4.735%. It is hedged by a derivative which offsets the option included in the loan;
  - the second loan is at a fixed rate of 3.62% and incorporates a swaption that enables the Group to opt for a variable rate in 2009. It is hedged by a derivative which has identical characteristics to those of the call option included in the loan.

- **Maturities of long-term debt**

At December 31

(In millions of euros)	2009	2010	2011	2012	2013 and beyond	Total
Bond issues					596	**596**
OCEANE			435			**435**
Syndicated loans				219		**219**
Lease obligations	1	1	1	1	1	**5**
Other borrowings	2	4	4	3	15	**28**
Total	**3**	**5**	**440**	**223**	**612**	**1,283**

4.10.3 - Short-term debt

At December 31

(In millions of euros)	2007	2006	2005
Commercial paper	50	140	-
Short-term loans and overdrafts	210	134	157
Short-term debt	**260**	**274**	**157**

4.10.4 - Cash and cash equivalents

At December 31

(In millions of euros)	2007	2006	2005
Marketable securities	328	97	454
Cash	443	521	495
Cash and cash equivalents	**771**	**618**	**949**

4.10.5 - Net debt

Net debt is defined as all long-term debt (including current maturities thereof) and short-term debt, less loans, other non-current financial assets and cash and cash equivalents.

- **Breakdown of net debt**

At December 31

(In millions of euros)	2007	2006	2005
Long-term debt (note 4.10.2)	1,283	1,274	1,303
Current maturities of long-term debt (note 4.10.2)	29	54	581
Loans and other non-current financial assets (note 5.2.1)	(2)	(16)	(12)
Total long-term debt	**1,310**	**1,312**	**1,872**
Short-term debt (note 4.10.3)	260	274	157
Cash and cash equivalents (note 4.10.4)	(771)	(618)	(949)
Net cash and cash equivalents	**(511)**	**(344)**	**(792)**
Net debt	**799**	**968**	**1,080**

4.10.6 - Analysis of net debt by currency

- **Net debt can be analyzed as follows by currency:**

At December 31

(In millions of euros)	2007	2006	2005
Euro	895	1,151	1,179
US dollar	(34)	(52)	(64)
Yen	12	34	110
Brazilian real	(7)	(22)	(25)
Korean won	(18)	(59)	(44)
Chinese yuan	(24)	(24)	(21)
Other currencies	(25)	(60)	(55)
Total	**799**	**968**	**1,080**

4.11 - Notes to the statements of cash flows

4.11.1 - Expenses (income) with no cash effect

(In millions of euros)	2007	2006	2005
Expenses (income) with no cash effect			
Depreciation, amortization and impairment	615	623	639
Net charges to/(reversals from) provisions	(117)	(96)	(99)
Customer contributions	(56)	(51)	(35)
Losses (gains) on sales of non-current assets	30	(74)	6
Expenses related to share-based payment	11	11	7
Other expenses (income) with no cash effect	(4)	(2)	
Total	**479**	**411**	**518**

4.11.2 - Changes in working capital

(In millions of euros)	2007	2006	2005
Changes in working capital			
Inventories	(22)	(17)	3
Accounts and notes receivable	(40)	5	53
Accounts and notes payable	35	88	30
Other receivables and payables	(15)	(28)	21
Total	**(42)**	**48**	**107**

5 - Additional disclosures

5.1 - Segment reporting

The Valeo Group comprises a single business segment ("Automotive equipment"). The Group's secondary reporting level – geographical areas – corresponds to production areas. Additional information is provided based on an appropriate breakdown to permit a more accurate analysis of the Group's business.

Balance sheet and statement of income items relating to non-strategic activities have been restated as indicated in note 2.1.

5.1.1 - Reporting by geographic area

(In millions of euros)	Net sales by market	Net sales by production area	Total assets at December 31	Capital [(1)] expenditure for the year	Number of employees
2007					
Europe	6,458	6,873	3,652	365	41,397
North America	1,293	1,224	457	64	6,826
South America	559	522	253	32	4,206
Asia	1,245	1,264	778	92	8,771
Eliminations	-	(328)	(144)	-	-
Total	**9,555**	**9,555**	**4,996**	**553**	**61,200**
2006					
Europe	6,398	6,903	3,966	437	40,261
North America	1,325	1,318	539	86	7,179
South America	468	454	210	39	3,550
Asia	1,245	1,238	754	87	7,710
Eliminations	-	(477)	(147)	(2)	-
Total	**9,436**	**9,436**	**5,322**	**647**	**58,700**
2005					
Europe	6,242	6,740	4,048	436	39,622
North America	1,364	1,366	575	67	6,776
South America	429	402	195	35	3,418
Asia	1,156	1,134	759	59	7,084
Eliminations	-	(451)	(149)	(5)	-
Total	**9,191**	**9,191**	**5,428**	**592**	**56,900**

(1) Capital expenditure in 2007 does not include investments related to the Wiring harness activity which was sold during that year. Capital expenditure in 2006 does not include expenditure related to the Electric Motors & Actuators business which was sold during that year.

Total segment assets reconcile to total Group assets as follows:

At December 31

(In millions of euros)	2007	2006	2005
Total segment assets	4,996	5,322	5,428
Financial assets	896	755	1,117
Deferred tax assets	99	96	100
Goodwill	1,165	1,415	1,484
Total	**7,156**	**7,588**	**8,129**

Goodwill balances cannot be broken down by geographical area as they are allocated to groups of CGUs which belong to several areas.

5.1.2 - Research and development expenditure by domain of innovation and sales by product family

The objective of the domains of innovation is to enhance and support innovation by bringing together different technologies and product families in order to propose integrated solutions to the market in terms of comfort, safety and the environment.

(In millions of euros)	2007	2006	2005
Driving Assistance	193	188	175
Propulsion Efficiency	230	214	204
Comfort Enhancement	242	232	231
Other	3	6	-
Total	**668**	**640**	**610**

The domains of innovation aim to boost sales of the product portfolio, the production and sale of which is placed under the responsibility of the Group's divisions. The product portfolio is broken down into the following product families:

(In millions of euros)	2007	2006	2005
Transmissions	784	761	742
Climate Control	1,436	1,485	1,463
Engine Cooling	1,353	1,301	1,227
Lighting Systems	1,198	1,189	1,151
Electrical Systems	1,154	1,084	1,041
Wiper Systems	1,052	1,027	1,056
Security Systems	726	719	676
Interior Controls	983	943	969
Compressors	414	396	403
Engine Management Systems	339	405	366
Other and eliminations	116	126	97
Total	**9,555**	**9,436**	**9,191**

During the first half of 2007, the Group reallocated businesses between certain product families. These reclassifications mainly concern Climate Control, Engine Cooling and Interior Controls (previously known as Switches & Detection Systems). Sales by product family previously reported for the years ended December 31, 2006 and December 31, 2005 have therefore been adjusted in order to facilitate comparison with sales by product family for the year ended December 31, 2007.

5.2 - Financial instruments

5.2.1 - Fair value of financial instruments

Recognition and measurement principles regarding financial assets and liabilities are defined in IAS 32 and IAS 39. The classification of financial instruments into specific categories is described in note 1.13.

At December 31	2007	Carrying amount under IAS 39				2007
(In millions of euros)	Carrying amount	Amortized cost	Loans and receivables	Fair value through equity	Fair value through income	Fair value
ASSETS						
Non-current financial assets						
• Investments in non-consolidated companies	4	-	-	4	-	4
• Loans	2	2	-	-	-	2
• Deposits and guarantees	6	-	6	-	-	6
• Other non-current financial assets	6	-	6	-	-	6
Accounts and notes receivable	1,699	1,699	-	-	-	1,699
Other current financial assets						
• Derivative instruments (assets) eligible for hedge accounting	1	-	-	1	-	1
• Derivative instruments (assets) ineligible for hedge accounting	3	-	-	-	3	3
• Other	-	-	-	-	-	-
Cash and cash equivalents	771	-	-	-	771	771
LIABILITIES						
Bonds	608	608	-	-	-	560
OCEANE (debt component)	446	446	-	-	-	437
Syndicated loans	221	-	-	-	221	221
Other long-term debt	37	-	-	-	37	37
Accounts and notes payable	1,836	1836	-	-	-	1836
Other current financial liabilities						
• Derivative instruments (liabilities) eligible for hedge accounting	19	-	-	13	6	19
• Derivative instruments (liabilities) ineligible for hedge accounting	2	-	-	-	2	2
Short-term debt	260	260	-	-	-	260

At December 31	2006		2005	
(In millions of euros)	Carrying amount	Fair value	Carrying amount	Fair value
ASSETS				
Non-current financial assets				
• Investments in non-consolidated companies	2	2	9	9
• Loans	16	16	12	12
• Deposits and guarantees	3	3	3	3
• Other non-current financial assets	3	3	4	4
Accounts and notes receivable	1 834	1 834	1 906	1 906
Other current financial assets				
• Derivative instruments (assets) eligible for hedge accounting	7	7	22	22
• Derivative instruments (assets) ineligible for hedge accounting	2	2	1	1
• Other	1	1	1	1
Cash and cash equivalents	618	618	949	949
LIABILITIES				
Bonds	607	576	1 119	1 126
OCEANE (debt component)	438	433	430	440
Syndicated loans	219	221	224	225
Other long-term debt	64	64	111	111
Accounts and notes payable	1 955	1 955	1 925	1 925
Other current financial liabilities				
• Derivative instruments (liabilities) eligible for hedge accounting	10	10	5	5
• Derivative instruments (liabilities) ineligible for hedge accounting	1	1	3	3
• Other	-	-	1	1
Short-term debt	274	274	157	157

The principal terms and conditions of borrowings (bonds, OCEANE convertible bonds and syndicated loans) are described in section 4.10.2, while the basis for recognition is set out in note 1.13.

The fair value of bonds is calculated on the basis of listed prices on active markets. For the debt component of the OCEANE convertible bonds and for the syndicated loans, fair value is estimated by discounting future cash flows at the market interest rate applicable at year-end, using an issuer spread for the Group estimated at 0.596% for the OCEANE and at 0.87% for the syndicated loans. The fair value of other debt is equal to its carrying amount.

5.2.2 - Fair value of derivatives

At December 31 (In millions of euros)	2007	2006	2005
ASSETS			
Hedging derivatives			
• Commodity derivatives	1	7	22
Trading derivatives			
• Currency derivatives	3	2	1
Other	-	1	1
Total other current financial assets	**4**	**10**	**24**
LIABILITIES			
Hedging derivatives			
• Interest rate derivatives	(6)	(9)	(5)
• Commodity derivatives	(13)	(1)	-
Trading derivatives			
• Currency derivatives	(2)	(1)	(3)
Other	-	-	(1)
Total other current financial liabilities	**(21)**	**(11)**	**(9)**

The impact of financial instruments on income for the years ended December 31, 2007, 2006 and 2005 is set out in note 3.5.

5.2.2.1 - Foreign currency derivatives

At December 31	2007		2006		2005	
(In millions of euros)	Nominal	Fair value	Nominal	Fair value	Nominal	Fair value
Forward foreign currency purchases	2	-	24	-	28	1
Forward foreign currency sales	(76)	2	(48)	1	(10)	-
Currency swaps	(132)	1	(120)	1	(15)	-
Total assets	**(206)**	**3**	**(144)**	**2**	**3**	**1**
Forward foreign currency purchases	29	-	33	(1)	19	-
Forward foreign currency sales	(14)	(1)	(30)	-	(104)	(2)
Currency swaps	(3)	(1)	(22)	-	(18)	(1)
Total liabilities	**12**	**(2)**	**(19)**	**(1)**	**(103)**	**(3)**
Net impact		**1**		**1**		**(2)**

The fair value of foreign currency hedges is computed using the following valuation method: future cash flows are calculated using forward exchange rates at year-end and are discounted using the interest rate of the functional currency.

5.2.2.2 - Commodity (metals) derivatives

At December 31

	2007		2006		2005	
(In millions of euros)	Nominal	Fair value	Nominal	Fair value	Nominal	Fair value
Swaps – Purchases	2	-	81	7	125	22
Swaps – Sales	(8)	1	(2)	-	(2)	-
Total assets	**(6)**	**1**	**79**	**7**	**123**	**22**
Swaps – Purchases	146	(13)	36	(1)	1	-
Swaps – Sales	-	-	(3)	-	(2)	-
Total liabilities	**146**	**(13)**	**33**	**(1)**	**(1)**	**-**
Net impact		**(12)**		**6**		**22**

The fair value of metals derivatives is computed using the following valuation method: future cash flows are calculated using forward commodity prices and forward exchange rates at year-end and are then discounted using the interest rate of the functional currency.

5.2.2.3 - Interest rate derivatives

At December 31	2007		2006		2005	
(In millions of euros)	Nominal	Fair value	Nominal	Fair value	Nominal	Fair value
Interest rate swaps	225	(6)	227	(9)	732	(5)
Total liabilities	**225**	**(6)**	**227**	**(9)**	**732**	**(5)**

The fair value of interest rate swaps is computed by discounting future cash flows at market interest rates at year-end.

5.3 - Risk management policy

In the context of its industrial and sales activity, the Group operates in an international environment in which it is confronted with market risks, specifically foreign currency risk, price risk and interest rate risk. It uses derivatives to manage and reduce its exposure to changes in foreign exchange rates, commodity prices and interest rates.

In general, foreign currency risks, price risks in respect of base metals and interest rate risks for all Group companies are managed centrally by Valeo.

In addition to market risks, the Group is also exposed to liquidity risk, financial instrument counterparty risk and credit risk in respect of its accounts and notes receivable.

Each month, the Financial Control Department provides the Chairman with a report on exposure to financial risks managed by the parent company and an analysis of credit risk arising on accounts and notes receivable. This information establishes the greater part of the

Group's exposure to market, liquidity and counterparty risk to be identified. Recommendations based on the findings of the reports are then submitted to the Chairman by the Financial Affairs Department.

5.3.1 - Market risk

5.3.1.1 - Foreign currency risk

v **Exposure to foreign currency risk**

Group subsidiaries may be exposed to transaction risk in respect of purchases or sales transacted in currencies other than their functional currency, regardless of whether or not such transactions are already recognized in the balance sheet or are simply forecast future transactions. Hedges of subsidiaries' current and future commercial transactions and investments are generally for durations of less than six months.

Subsidiaries principally hedge their transactions with Valeo, which hedges net Group positions with external counterparties.

The principal hedging instruments used by the Group are forward purchases and sales of foreign currencies, as well as swaps and options. No foreign currency derivative is recognized as a hedging instrument within the meaning of IAS 39. Exceptionally, the Group applies hedge accounting to highly probable future cash flows from the date the derivatives are contracted.

Based on notional amounts, most of the Group's net exposure to foreign currency risk arises on the following currencies (excluding entities' functional currencies):

At December 31	2007				2006	2005
(In millions of euros)	USD	JPY	Euro	Total	Total	Total
Accounts and notes receivable	72	18	350	440	526	130
Other financial assets	162	50	102	314	198	59
Accounts and notes payable	(33)	(14)	(321)	(368)	(485)	(53)
Long-term debt	(8)	-	(520)	(528)	(109)	-
Gross exposure recognized on the balance sheet at December 31, 2007	**193**	**54**	**(389)**	**(142)**	**130**	**136**
Forward sales	34	20	39	93	(276)	(161)
Forward purchases	(215)	(56)	(22)	(293)	83	29
Net exposure at December 31, 2007	**12**	**18**	**(372)**	**(342)**	**(63)**	**4**

At December 31, 2006, the breakdown by currency of the net exposure recognized in the balance sheet for (63) million euros is as follows:

- 26 million euros relating to the US dollar;
- 11 million euros relating to the Japanese yen;
- (100) million euros relating to the euro.

v **Analysis of the sensitivity of net income to foreign currency risk**

The sensitivity analysis was based on an exchange rate of 1.47 US dollar and 164.93 Japanese yen to 1 euro at December 31, 2007 (1.32 and 156.93, respectively, at December 31, 2006).

At December 31, 2007, an appreciation of 10% in the euro against these currencies would reduce income by the amounts shown in the table below. A sensitivity analysis is also provided for 2006. For the purpose of the analysis, it is assumed that all other variables, including interest rates, remain unchanged.

At December 31

(In millions of euros)	Income statement impact: gains/(losses)
USD	(3)
JPY	(2)
Total for 2007	**(5)**
USD	(3)
JPY	(1)
Total for 2006	**(4)**

Assuming that all other variables remain unchanged, 10% depreciation of the euro against the US dollar and Japanese yen at December 31, 2007 would increase income by the amounts shown in the table above.

- **Net investment risk**

The Group is also exposed to foreign currency risk through its investments in its foreign subsidiaries, particularly risks of movements in the exchange rate of the currency of the country in which a subsidiary is located against the euro, which is the Group's functional currency. Such movements can impact Group stockholders' equity.

The Group can thus decide, on a case-by-case basis, to hedge the net investment. Any gain or loss resulting from such a hedge is deferred and recognized through stockholders' equity until such time as all or part of the foreign investment is sold.

No derivative instrument hedging a net investment in a foreign operation is recognized in the Group balance sheet at December 31, 2007.

5.3.1.2 - Metal price risk

- **Exposure to metal price risk**

The Group is exposed to the risk of fluctuations in the price of non-ferrous metals when its purchase contracts with suppliers are indexed whereas the sale contracts entered into with customers do not provide for any such price escalation clauses. In most cases, the Group hedges its future purchases of base metals over a period which is generally less than six months. The commodities currently hedged (copper, zinc, aluminum, processed aluminum) are quoted on organized markets.

The Group favors hedging instruments which do not involve physical delivery of the underlying commodity, such as swaps and options based on the average monthly price.

The volume of non-ferrous metals hedged at December 31, 2007, 2006 and 2005 was 63,000 tons, 53,000 tons, and 56,400 tons, respectively.

Base metals derivatives used by the Group are designated as cash flow hedges under IAS 39. An unrealized loss of 12 million euros related to hedges in place at December 31, 2007 has been recognized through Group stockholders' equity.

The unrealized gain of 6 million euros recognized in stockholders' equity at December 31, 2006 arose on hedges of commodity purchases in the second-half of 2006 and was fully taken to operating income during the first half of 2007.

- **Analysis of the sensitivity of net equity to metal price risk**

A 10% increase in metal futures prices at December 31, 2007 would increase net equity by 9 million euros due to the recognition of derivatives as cash flow hedges. The same calculation for the year ending December 31, 2006 would also lead to a 9 million euro increase in net equity.

A fall of 10% in metal futures prices would lead to a 9 million euro decrease in net equity.

For the purposes of the sensitivity analysis, it is assumed that all other variables remain unchanged over the period.

5.3.1.3 - Interest rate risk

- **Exposure to interest rate risk**

The Group uses interest rate swaps to convert rates on its debt into either a variable or a fixed rate, either as from origination or during the term of the loan. Cash and cash equivalents are mainly invested in variable-rate instruments. Long-term debt is essentially at fixed rates.

The interest rate derivatives used by the Group to hedge against changes in value of its fixed-rate debt are designated as fair value hedges under IAS 39. These derivatives are recorded at fair value in the balance sheet, with changes in fair value taken to income. For the effective portion of the hedge, the impact on income is offset by a symmetrical revaluation of the hedged item. The interest rate derivatives used by the Group to hedge its variable-rate debt do not qualify as hedging instruments within the meaning of IAS 39.

The Group's financing rate was 4.6% in 2007 (4.7% in 2006 excluding non-strategic activities).

At year-end, the Group's net interest rate position based on nominal values can be analyzed as follows:

At December 31, 2007

	Less than 1 year		**1 to 5 years**		**More than 5 years**		**Total**		
(In millions of euros)	Fixed portion	Variable portion	Fixed portion	Variable portion	Fixed portion	Variable portion	Fixed portion	Variable portion	Total
Financial liabilities	27	262	698	3	614	1	1,339	266	1,605
Cash and cash equivalents	-	(771)	-	(2)	-	-	-	(773)	(773)
Net position before hedging	**27**	**(509)**	**698**	**1**	**614**	**1**	**1,339**	**(507)**	**832**
Derivative instruments	-	225	(225)	-	-	-	(225)	225	-
Net position after hedging	**27**	**(284)**	**473**	**1**	**614**	**1**	**1,114**	**(282)**	**832**

At December 31, 2006

(In millions of euros)	Less than 1 year Fixed portion	Less than 1 year Variable portion	1 to 5 years Fixed portion	1 to 5 years Variable portion	More than 5 years Fixed portion	More than 5 years Variable portion	Total Fixed portion	Total Variable portion	Total
Financial liabilities	53	276	474	2	826	1	1,353	279	1,632
Cash and cash equivalents	-	(618)	-	(16)	-	-	-	(634)	(634)
Net position before hedging	**53**	**(342)**	**474**	**(14)**	**826**	**1**	**1,353**	**(355)**	**998**
Derivative instruments	2	223	-	-	(225)	-	(223)	223	-
Net position after hedging	**55**	**(119)**	**474**	**(14)**	**601**	**1**	**1,130**	**(132)**	**998**

At December 31, 2005

(In millions of euros)	Less than 1 year Fixed portion	Less than 1 year Variable portion	1 to 5 years Fixed portion	1 to 5 years Variable portion	More than 5 years Fixed portion	More than 5 years Variable portion	Total Fixed portion	Total Variable portion	Total
Financial liabilities	529	159	50	4	1,290	1	1,869	164	2,033
Cash and cash equivalents	-	(949)	-	(12)	-	-	-	(961)	(961)
Net position before hedging	**529**	**(790)**	**50**	**(8)**	**1,290**	**1**	**1,869**	**(797)**	**1,072**
Derivative instruments	(493)	722	-	(4)	(225)	-	(718)	718	-
Net position after hedging	**36**	**(68)**	**50**	**(12)**	**1,065**	**1**	**1,151**	**(79)**	**1,072**

v **Analysis of sensitivity to interest rate risk**

At December 31, 2007, 83% of long-term debt is at a fixed rate (82% at December 31, 2006).

Accordingly, fixed-rate debt carried at amortized cost is not included in the calculation of sensitivity to interest rate risk. The Group's exposure to interest rate risk arises solely on its variable-rate debt.

Taking into account the derivatives, the maximum impact on consolidated income before tax of a sudden 1% rise in short-term interest rates applied to financial assets and liabilities at variable rates is a gain of 3 million euros (2006: gain of 1 million euros).

Similarly, a sudden 1% fall in short-term interest rates would have a negative 3 million euro impact on consolidated income before tax.

5.3.2 - Liquidity risk

The Group aims to maximize operating cash flows in order to be in a position to finance both the investments required for its development and growth and the dividend paid to its stockholders.

The Group's strategy also aims to ensure that it has the cash resources necessary to meet all circumstances. For these reasons, the Group borrows long-term funds either through banks or public debt markets. In 2003, Valeo issued 463 million euros worth of bonds convertible into shares (OCEANE) maturing in 2011, and in 2005, it issued a 600 million euros Medium Term Note maturing in 2013. It also took out two syndicated loans for a total amount of 225 million euros maturing in 2012.

Valeo also has several confirmed bank credit lines available for an average period of two years in a total amount of 1.3 billion euros. None of these credit lines had been drawn down at December 31, 2007.

The Group also has a short-term commercial paper financing program of a maximum amount of 1.2 billion euros and a medium- and long-term Euro Medium Term Note financing program of a maximum amount of 2 billion euros.

Covenants: existing credit lines have an early repayment clause related to the Group's debt/equity ratio. This clause stipulates that the Group's net debt should not exceed 120% of stockholders' equity. Non-compliance with this ratio would cause the credit lines to be suspended and would lead to early repayment of prior drawdowns. At December 31, 2007, the Group's ratio is 45% (55% at December 31, 2006).

The Euro Medium Term Note includes an option granted to the bondholders who can request early redemption of their bonds in the event of a change of control of Valeo which leads to a downgrade in the bond's rating to below investment grade. Such a change of control is deemed to occur if a stockholder (or several stockholders acting together) acquires more than 50% of Valeo's share capital or holds more than 50% of voting rights.

Residual contractual maturity of non-derivative financial instruments can be analyzed as follows:

At December 31, 2007 (In millions of euros)	Carrying amount	Contractual cash flows Total	Contractual cash flows Payment schedule < 6 months	6 to 12 months	1 to 2 years	2 to 5 years	> 5 years
Bond issues	1,054	1,264	11	22	67	542	622
Syndicated loans	219	267	3	6	8	250	-
Other long-term debt	39	39	-	6	8	9	16
Accounts and notes payable	1,836	1,836	1,836	-	-	-	-
Short-term debt	260	260	260	-	-	-	-

Residual contractual maturities of derivative financial instruments can be analyzed as follows:

At December 31, 2007 (In millions of euros)	Carrying amount	Contractual cash flows Total	Contractual cash flows Payment schedule < 6 months	6 to 12 months	1 to 2 years	2 to 5 years
Forward currency contracts used as hedges						
• Assets	2	2	2	-	-	-
• Liabilities	(1)	(1)	(1)	-	-	-
Currency swaps used as hedges						
• Assets	1	1	1	-	-	-
• Liabilities	(1)	(1)	(1)	-	-	-
Commodity derivatives						
• Assets	1	1	1	-	-	-
• Liabilities	(13)	(13)	(13)	-	-	-
Interest rate swaps						
• Assets	-	-	-	-	-	-
• Liabilities	(6)	(8)	(3)	1	(2)	(4)

5.3.2.1 - Credit risk

v **Financial credit risk**

The Group is exposed to financial counterparty risk in the context of financial market transactions carried out for the purposes of risk and treasury management. Limits have been set by counterparty, taking into account the ratings of the counterparties provided by rating agencies. This also has the effect of avoiding excessive concentration of market transactions with a limited number of banks.

v **Commercial credit risk**

Valeo is exposed to credit risk arising on its commercial operations, particularly the risk of default by its customers.

Valeo operates exclusively in the automotive sector and is thus dependent on the sector's performance. Valeo works with all automakers in the sector. At December 31, 2007, Valeo's largest customer accounts for 18% of the Group's accounts and notes receivable. Approximately 10% of receivables relate to the three largest US automakers.

The table below presents an aged analysis of accounts and notes receivable:

At December 31 (In millions of euros)	Carrying amount 2007	Carrying amount 2006	Carrying amount 2005
Not yet due	1,617	1,754	1,814
Less than 1 month past due	67	60	72
More than 1 month but less than 12 months past due	34	34	40
More than 1 year past due	10	16	12
Total	**1,728**	**1,864**	**1,938**

5.4 - Commitments given

To the best of Valeo's knowledge, no other significant commitments exist or exceptional events have occurred other than those disclosed in the notes to the financial statements, that are likely to have a material impact on the business, financial position, results or assets and liabilities of the Group.

5.4.1 - Lease commitments

Future minimum lease commitments existing at December 31, 2007 (excluding capital leases) are as follows:

At December 31

(In millions of euros)	2007	2006	2005
Less than 1 year	32	34	38
1 to 5 years	29	33	31
More than 5 years	10	9	10
Total	**71**	**76**	**79**

Lease rentals recognized in expenses in the year were as follows:

(In millions of euros)	2007	2006	2005
Rent	56	53	56

Lease commitments in respect of capital leases are as follows:

At December 31

(In millions of euros)	2007	2006	2005
Future minimum lease payments			
Less than 1 year	3	8	15
1 to 5 years	5	7	10
More than 5 years	1	2	3
Total future minimum lease payments	**9**	**17**	**28**
Of which interest charges	(1)	(2)	(3)
Present value of future lease payments			
Less than 1 year	3	8	14
1 to 5 years	5	6	9
More than 5 years	1	2	2
Total present value of future lease payments	**9**	**16**	**25**

5.4.2 - Other commitments given

Valeo has also given the following commitments:

At December 31

(In millions of euros)	2007	2006	2005
Guarantees given	19	29	30
Non-cancelable purchase commitments for fixed assets	108	72	57
Other commitments given	124	101	66
Total	**251**	**202**	**153**

Other commitments correspond to warranties granted by Valeo in the context of sale transactions.

The following items recognized in assets in the Group's balance sheet have been pledged as security:

At December 31

(In millions of euros)	2007	2006	2005
Property, plant and equipment	2	24	84
Financial assets	12	12	12
Total	**14**	**36**	**96**

5.4.3 - Claims and litigation

Known claims and litigation involving Valeo or its subsidiaries have been reviewed as of the issuance date of these financial statements. Based on the advice of counsel, all necessary provisions have been made to cover the estimated contingencies and potential losses.

5.5 - Commitments received

When Valeo purchased the Engine Electronics business of Johnson Controls Inc. on March 1, 2005, Johnson Controls granted a warranty concerning the division's liabilities, including a four-year warranty in respect of quality and product liability claims related to the activities of this division.

5.6 - Contingent liabilities

The Group has contingent liabilities relating to legal proceedings arising in the normal course of its business.

The Group does not expect these items to give rise to material liabilities other than those for which a provision has already been recognized in its financial statements.

5.7 - French statutory training entitlement

Under the French law of May 4, 2004 relating to professional training, all French employees of the Group, regardless of qualifications, obtained a statutory training entitlement which can be accumulated and used at the employees' initiative, subject to the employer's agreement. As of 2004, each employee is entitled to at least 20 hours' training per year.

The cumulative volume of training hours corresponding to Group employees' vested rights under French statutory training entitlement was 1,008,800 hours at December 31, 2007, representing a usage rate of around 5%.

5.8 - Related party transactions

5.8.1 - Management remuneration

Management is comprised of the members of the Group's Management Committee. Remuneration paid during the year is broken down as follows:

(In millions of euros)	2007	2006	2005
Salaries and other short-term benefits	13	12	12
Contract termination payments	-	-	-
Total	**13**	**12**	**12**

The Group recognized 3 million euros related to stock subscription and stock options plans in 2007 (unchanged from 2006). It also recorded expenses in relation to pension obligations in an amount of 2 million euros (unchanged from 2006). At December 31, 2007, provisions included in the Group balance sheet in respect of these pension obligations amounted to 14 million euros (unchanged from December 31, 2006).

5.8.2 - Transactions with associates

The consolidated financial statements include transactions carried out in the normal course of business between the Group and its associates. These transactions are carried out at market prices.

(In millions of euros)	2007	2006	2005
Sales of goods and services	22	17	13
Purchases of goods and services	(6)	(7)	(18)
Interest and dividends received	2	3	4

At December 31

(In millions of euros)	2007	2006	2005
Operating receivables	3	4	4
Operating payables	4	1	1

5.8.3 - Transactions with joint ventures

The consolidated financial statements include transactions carried out in the normal course of business between the Group and its joint ventures. These transactions are carried out at market prices.

(In millions of euros)	2007	2006	2005
Sales of goods and services	31	28	25
Purchases of goods and services	(9)	(11)	(9)
Interest and dividends received	6	2	4

At December 31

(In millions of euros)	2007	2006	2005
Operating receivables	15	13	10
Operating payables	6	5	4

5.9 - Joint ventures

The following amounts are recorded in the Group's consolidated financial statements in respect of proportionally consolidated joint ventures:

At December 31

(In millions of euros)	2007	2006	2005
Non-current assets	70	70	51
Current assets	113	101	86
Non-current liabilities	9	12	15
Current liabilities	107	88	75
Total operating revenues	285	251	334
Total operating expenses	280	244	321

6 - RESTATEMENT OF PRIOR YEAR FINANCIAL INFORMATION

IFRS requires previously published comparative periods to be retrospectively restated in the event of:

- operations meeting the criteria set out in IFRS 5 on non-current assets held for sale and discontinued operations;
- business combinations (recognition of the definitive fair value of assets acquired and liabilities and contingent liabilities assumed if fair value had been estimated on a provisional basis at the previous balance sheet date);
- changes in accounting policies (subject to the transitional provisions applicable upon first-time adoption of new standards); and
- corrections of accounting errors.

In accordance with IFRS 5, the statements of income for the years ended December 31, 2006 and 2005 published in February 2007 were restated to reflect the sale of the Wiring harness activity (see note 2.1.1), in order to provide a meaningful comparison between the three periods presented.

7 - List of consolidated companies

Company	Country	2007		2006		2005	
		% voting rights	% interest	% voting rights	% interest	% voting rights	% interest
Valeo (parent company)	France						
EUROPE							
DAV	France	100	100	100	100	100	100
Equipement 11	France	100	100	100	100	100	100
Equipement 7 (merged into Valeo Finance)	France	-	-	100	100	100	100
Valeo Câblage [4]	France	-	-	100	100	100	100
SC2N	France	100	100	100	100	100	100
Société de Participations Valeo	France	100	100	100	100	100	100
Telma	France	100	100	100	100	100	100
Valeo Bayen	France	100	100	100	100	100	100
Valeo Systèmes de Liaison [4]	France	-	-	100	100	100	100
Valeo Embrayages	France	100	100	100	100	100	100
Valeo Equipements Electriques Moteur	France	100	100	100	100	100	100
Valeo Etudes Electroniques	France	100	100	-	-	-	-
Valeo Finance	France	100	100	100	100	100	100
Valeo Four Seasons [2]	France	50	50	50	50	50	50
Valeo Furukawa Wiring Systems [4]	France	-	-	50	50	50	50
Valeo Liaisons Electriques [4]	France	-	-	100	100	100	100
Valeo Management Services	France	100	100	100	100	100	100
Valeo Matériaux de Friction	France	100	100	100	100	100	100
Valeo Plastic Omnium S.N.C. [2]	France	50	50	50	50	50	50
Valeo Sécurité Habitacle	France	100	100	100	100	100	100
Valeo Service	France	100	100	100	100	100	100
Valeo Switches and Detection Systems - VSDS	France	100	100	100	100	100	100
Valeo Systèmes de Contrôle Moteur	France	100	100	100	100	100	100
Valeo Systèmes d'Essuyage	France	100	100	100	100	100	100
Valeo Systèmes Thermiques	France	100	100	100	100	100	100
Valeo Thermique Habitacle	France	100	100	100	100	100	100
Valeo Ventures	France	100	100	100	100	100	100
Valeo Vision	France	100	100	100	100	100	100
Valeo Componentes Automoviles [3]	Spain	-	-	-	-	100	100
Valeo España, S.A.	Spain	100	100	100	100	100	100
Telma Retarder España, S.A.	Spain	100	100	100	100	100	100
Valeo Climatización, S.A.	Spain	100	100	100	100	100	100
Valeo Iluminación, S.A.	Spain	99.8	99.8	99.8	99.8	99.8	99.8
Valeo Materiales de Fricción, S.A.	Spain	100	100	100	100	100	100
Valeo Plastic Omnium S.L. [2]	Spain	50	50	50	50	50	50
Valeo Service España, S.A.	Spain	100	100	100	100	100	100
Valeo Sistemas de Conexion Electrica, S.L. [4]	Spain	-	-	100	100	100	100

(1) Company accounted for by the equity method.

(2) Company consolidated on a proportional basis.

(3) Company sold in 2006.

(4) Company sold in 2007.

Company	Country	2007		2006		2005	
		% voting rights	% interest	% voting rights	% interest	% voting rights	% interest
Valeo Sistemas de Seguridad y de Cierre, S.A.	Spain	100	100	100	100	100	100
Valeo Sistemas Electricos, S.L.	Spain	100	100	100	100	100	100
Valeo Termico, S.A.	Spain	100	100	100	100	100	100
Valeo Cableados SL	Spain	100	100	-	-	-	-
Cablagens do Ave	Portugal	100	100	100	100	100	100
Valeo Viana [4]	Portugal	-	-	100	100	100	100
Cablauto, S.r.l. [4]	Italy	-	-	100	100	100	100
Cavisud, S.r.l.	Italy	99.9	99.9	100	100	100	100
Valeo Service Italia, S.p.A.	Italy	99.9	99.9	99.9	99.9	99.9	99.9
Valeo, S.p.A.	Italy	99.9	99.9	99.9	99.9	99.9	99.9
Valeo Cablaggi e Commutazione, S.p.A. [4]	Italy	-	-	100	100	100	100
Valeo Sicurezza Abitacolo, S.p.A.	Italy	100	100	100	99.9	100	99.9
Valeo Sistemi di Climatizzazione, S.p.A.	Italy	99.9	99.9	100	100	100	100
Valeo Commutazione S.r.l.	Italy	99.9	99.9	99.9	99.9	-	-
Valeo Auto-Electric GmbH	Germany	100	100	100	100	100	100
Valeo Auto-Electric Beteiligungs GmbH	Germany	100	100	100	100	100	100
Valeo Germany Holding GmbH	Germany	100	100	100	100	100	100
Valeo Holding Deutschland GmbH	Germany	100	100	100	100	100	100
Valeo Grundvermogen Verwaltung GmbH	Germany	100	100	100	100	100	100
Telma Retarder Deutschland GmbH	Germany	-	-	100	100	100	100
Sylea GmbH	Germany	100	100	100	100	100	100
Valeo Beleuchtung Deutschland GmbH	Germany	100	100	100	100	100	100
Valeo Klimasysteme GmbH	Germany	100	100	100	100	100	100
Valeo Klimasysteme Verwaltung SAS & Co. KG	Germany	100	100	100	100	-	-
Valeo Motoren und Aktuatoren GmbH [3]	Germany	-	-	-	-	100	100
Valeo Schalter und Sensoren GmbH	Germany	100	100	100	100	100	100
Valeo Service Deutschland GmbH	Germany	100	100	100	100	100	100
Valeo Sicherheitssysteme GmbH	Germany	100	100	100	100	100	100
Valeo Verwaltungsbeteiligungs GmbH Co. KG	Germany	100	100	100	100	100	100
Valeo Wischersysteme GmbH	Germany	100	100	100	100	100	100
Valeo Compressor Europe GmbH	Germany	100	100	100	100	100	100
Valeo UK Limited	United Kingdom	100	100	100	100	100	100
Labauto Ltd	United Kingdom	100	100	100	100	100	100
Telma Retarder Ltd	United Kingdom	100	100	100	100	100	100
Valeo Climate Control Ltd	United Kingdom	100	100	100	100	100	100
Valeo Engine Cooling UK Ltd (formerly Valeo Security Systems Ltd)	United Kingdom	100	100	100	100	100	100
Valeo Service UK Ltd	United Kingdom	100	100	100	100	100	100
Connaught Electronics Limited (CEL)	Ireland	100	100	-	-	-	-
Valeo Vision Belgique	Belgium	100	100	100	100	100	100
Valeo Service Belgique	Belgium	100	100	100	100	100	100
Coreval	Luxembourg	100	100	100	100	100	100

(1) Company accounted for by the equity method.

(2) Company consolidated on a proportional basis.

(3) Company sold in 2006.

(4) Company sold in 2007.

Company	Country	2007 % voting rights	2007 % interest	2006 % voting rights	2006 % interest	2005 % voting rights	2005 % interest
Valeo Holding Netherlands B.V.	Netherlands	100	100	100	100	100	100
Valeo International Holding B.V.	Netherlands	100	100	100	100	100	100
Valeo Service Benelux B.V.	Netherlands	100	100	100	100	100	100
Valeo Vymeniky Tepla S.r.o.	Czech Republic	100	100	100	100	100	100
Sylea Tchequia S.r.o.	Czech Republic	100	100	100	100	100	100
Valeo Autoklimatizace S.r.o.	Czech Republic	100	100	100	100	100	100
Valeo Compressor Czech S.r.o.	Czech Republic	100	100	100	100	100	100
Connaught Electronics CZ Spol S.r.o.	Czech Republic	100	100	-	-	-	-
Valeo Slovakia S.r.o.	Slovakia	100	100	100	100	100	100
Valeo Engine Cooling A.B.	Sweden	100	100	100	100	100	100
Valeo Autosystemy Sp.zo.o.	Poland	100	100	100	100	100	100
Valeo Service Eastern Europe Sp.zo.o.	Poland	100	100	100	100	100	100
Valeo Electric and Electronic Systems Sp.zo.o.	Poland	100	100	100	100	100	100
Valeo Auto Electric Hungary Spare Parts Production LLC	Hungary	100	100	100	100	100	100
Valeo Kabli, d.o.o.	Slovenia	100	100	100	100	100	100
Valeo Cablaje S.r.L (4)	Romania	-	-	100	100	100	100
Valeo Lighting Assembly S.r.l	Romania	100	100	100	100	100	100
Valeo Lighting Injection S.A	Romania	51	51	-	-	-	-
Valeo Sisteme Termice S.r.l.	Romania	100	100	-	-	-	-
Cablea Tunisie, S.A. (4)	Tunisia	-	-	100	100	100	100
DAV Tunisie, S.A.	Tunisia	100	100	100	100	100	100
Société Tunisienne de Câblages S.T.C. (4)	Tunisia	-	-	100	100	100	100
Valeo Mateur (4)	Tunisia	-	-	100	100	100	100
Valeo Embrayages Tunisie	Tunisia	100	100	100	100	100	100
Valeo Bouskoura (4)	Morocco	-	-	100	100	100	100
Valeo Aim Sebaa (4)	Morocco	-	-	100	100	100	100
Cablinal Maroc, S.A.	Morocco	100	100	100	100	100	100
Valeo Bouznika, S.A. (4)	Morocco	-	-	100	100	100	100
Nursan ED (4)	Turkey	-	-	40	40	40	40
Nursan OK (1)	Turkey	40	40	40	40	40	40
Valeo Otomotiv Dagitim A.S.	Turkey	100	100	100	100	100	100
Valeo Otomotiv Sistemleri Endustrisi A.S.	Turkey	100	100	100	100	100	100
Valeo Interbranch Automotive Software Egypt	Egypt	100	100	100	100	-	-
Valeo Systems South Africa (Proprietary) Ltd	South Africa	51	51	51	51	51	51
NORTH AMERICA							
Valeo Aftermarket, Inc.	United States	100	100	100	100	100	100
Valeo Electrical Systems, Inc.	United States	100	100	100	100	100	100
Valeo Investment Holdings, Inc.	United States	100	100	100	100	100	100
Valeo Raytheon Systems, Inc. (2)	United States	77.8	77.8	77.2	77.2	73.1	73.1

(1) Company accounted for by the equity method.

(2) Company consolidated on a proportional basis.

(3) Company sold in 2006.

(4) Company sold in 2007.

Company	Country	2007 % voting rights	2007 % interest	2006 % voting rights	2006 % interest	2005 % voting rights	2005 % interest
Valeo Compressor North America, Inc.	United States	100	100	100	100	100	100
Telma Retarder Inc.	United States	100	100	100	100	100	100
Valeo Acustar Thermal Systems, Inc.	United States	51	51	51	51	51	51
Valeo Climate Control Corp.	United States	100	100	100	100	100	100
Valeo Friction Materials, Inc.	United States	100	100	100	100	100	100
Valeo, Inc.	United States	100	100	100	100	100	100
Valeo Switches and Detection Systems, Inc.	United States	100	100	100	100	100	100
Valeo Sylvania, LLC (2)	United States	50	50	50	50	50	50
Valeo Sylvania Services S de RL de CV (2)	United States	50	50	50	50	50	50
Valeo Thermal Systems NA, Inc	United States	100	100	-	-	-	-
Delmex de Juarez S de RL de CV	Mexico	100	100	100	100	100	100
Telma Retarder de Mexico, SA de CV	Mexico	100	100	100	100	100	100
Valeo Automotive Electrical Systems de Mexico, SA de CV	Mexico	100	100	100	100	100	100
Valeo Sistemas Electricos, SA de CV	Mexico	100	100	100	100	100	100
Valeo Sistemas Electricos Servicios S de RL de CV	Mexico	100	100	100	100	100	100
Valeo Sistemas Electricos, SA de CV	Mexico	100	100	100	100	100	100
Valeo Sylvania Iluminacion, S de RL de CV (2)	Mexico	50	50	50	50	50	50
Valeo Termico, SA de CV (merged in Valeo Sistemas Electricos, SA de CV)	Mexico	-	-	100	100	100	100
Valeo Termico Servicios S de RL de CV	Mexico	100	100	100	100	100	100
Valeo Climate Control de Mexico, SA de CV	Mexico	100	100	100	100	100	100
Valeo Climate Control de Mexico Servicios S de RL de CV	Mexico	100	100	100	100	100	100
Valeo Materiales de Friccion de Mexico, SA de CV	Mexico	100	100	100	100	100	100
SOUTH AMERICA							
Valeo Sistemas Automotivos Ltda	Brazil	100	100	100	100	100	100
Cibie Argentina, SA	Argentina	100	100	100	100	100	100
Emelar Sociedad Anonima	Argentina	100	100	100	100	100	100
Valeo Embragues Argentina, SA	Argentina	100	100	100	100	100	100
Valeo Termico Argentina, SA	Argentina	100	100	100	100	100	100
ASIA							
Valeo Compressor (Thailand) Co. Ltd	Thailand	98.5	98.5	98.5	98.5	98.5	98.5
Valeo Compressor Clutch (Thailand) Co. Ltd	Thailand	97.3	97.3	97.3	97.3	97.3	97.3
Valeo Siam Thermal Systems Co. Ltd	Thailand	74.9	74.9	74.9	74.9	74.9	74.9
Valeo Thermal Systems Sales (Thailand) Co. Ltd	Thailand	74.9	74.9	74.9	74.9	89.9	74.9
Valeo Electrical Systems Korea Ltd	South Korea	100	100	100	100	100	100
Valeo Pyeong Hwa Co. Ltd (2)	South Korea	50	50	50	50	50	50
Valeo Pyeong Hwa Distribution Co. Ltd (2)	South Korea	50	50	50	50	50	50

(1) Company accounted for by the equity method.

(2) Company consolidated on a proportional basis.

(3) Company sold in 2006.

(4) Company sold in 2007.

Company	Country	2007 % voting rights	2007 % interest	2006 % voting rights	2006 % interest	2005 % voting rights	2005 % interest
Valeo Samsung Thermal Systems Co. Ltd [2]	South Korea	50	50	50	50	-	-
Valeo Compressor Korea Co. Ltd	South Korea	100	100	100	100	100	100
Dae Myong Precision Corporation	South Korea	100	100	100	100	100	100
Valeo Thermal Systems Korea Co. Ltd	South Korea	100	100	-	-	-	-
Konnou Sangyo Co. Ltd [3]	Japan	-	-	-	-	100	100
Zexel Logistics Compagny (Butsuryu) [3]	Japan	-	-	-	-	100	100
Zexel Logitec Company [3]	Japan	-	-	-	-	100	100
Ichikoh Industries Ltd [1]	Japan	31,6	31,6	29,4	29,4	28,2	28,2
Valeo Engine Cooling Japan Co. Ltd	Japan	100	100	100	100	100	100
Valeo Unisia Transmissions K.K.	Japan	66	66	66	66	66	66
Valeo Thermal Systems Japan Corporation	Japan	100	100	100	100	100	100
Valeo Automotive Transmissions Systems (Nanjing) Co. Ltd	China	100	100	100	100	-	-
Hubei Valeo Autolighting Company Ltd	China	100	100	100	100	75	75
Valeo Automotive Air Conditioning Hubei Co. Ltd	China	55	55	55	55	55	55
Faw Valeo Climate Control System [1]	China	36,5	36,5	36,5	36,5	36,5	36,5
Huada Automotive Air Conditioner Co. Ltd [1]	China	30	30	30	30	30	30
Valeo Lighting Hubei Technical center Co. Ltd	China	100	100	100	100	100	100
Nanjing Valeo Clutch Co. Ltd [2]	China	55	55	55	55	55	55
Shanghai Valeo Automotive Electrical Systems Company Ltd [2]	China	50	50	50	50	50	50
Valeo Shanghai Automotive Electric Motors & Wiper Systems Co. Ltd	China	55	55	55	55	55	55
Taizhou-Valeo Wenling Automotive Systems Company Ltd	China	100	100	100	100	55	55
Telma Vehicle Braking System (Shanghai) Company Ltd	China	70	70	70	70	70	70
Shenzhen Valeo Hangsheng Automotive Switches & Detection Systems. Co. Ltd	China	75	75	75	75	75	75
Valeo Automotive Security Systems (Wuxi) Co. Ltd	China	100	100	100	100	100	100
Valeo Fawer Compressor (Changchun) Co. Ltd [2]	China	60	60	60	60	60	60
Guangzhou Valeo Engine Cooling Co. Ltd	China	100	100	-	-	-	-
Valeo Auto Parts Trading (Shanghai) Co. Ltd	China	100	100	-	-	-	-
Valeo Management (Beijing) Co. Ltd	China	100	100	100	100	-	-
Foshan Ichikoh Valeo Auto Lighting Systems Co. [2]	China	50	50	50	50	-	-
Valeo Engine Cooling (Shashi) Co. Ltd	China	100	100	100	100	-	-
PT Valeo AC Indonesia [1]	Indonesia	49	49	49	49	49	49
Valeo Armco Engine Cooling Co. [2]	Iran	51	51	51	51	51	51
Valeo Minda Electrical Systems India Private Limited	India	66,7	66,7	-	-	-	-
Minda Valeo Security Systems Private Limited (Company) [2]	India	50	50	-	-	-	-
Valeo Engineering Center (India) Private Limited	India	100	100	100	100	-	-
Amalgamations Valeo Clutch Private Ltd [2]	India	50	50	50	50	50	50
Valeo Friction Materials India Limited	India	60	60	60	60	60	60

(1) Company accounted for by the equity method.

(2) Company consolidated on a proportional basis.

(3) Company sold in 2006.

(4) Company sold in 2007.

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2007

This is a free translation into English of the Statutory Auditors' report issued in French and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in such reports, whether qualified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Following our appointment as Statutory Auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Valeo for the year ended December 31, 2007.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

1. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the consolidated group as at December 31, 2007 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the European Union.

2. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code (*Code de commerce*) relating to the justification of our assessments, we bring to your attention the following matters:

- The Company records provisions for pension and other employee benefit obligations in accordance with the policy described in note 1.17 to the consolidated financial statements. These obligations have generally been determined with the assistance of independent actuaries. We have reviewed the data and assumptions used and the calculations made. We have not identified any item that could affect the amounts and methods used to account for pension and other employee benefit obligations.
- At each balance sheet date, the Company performs impairment tests on the amounts recorded as goodwill and also assesses whether there is any indication of impairment of fixed assets, in accordance with the methods described in notes 1.12 and 3.3.3 to the consolidated financial statements. We have reviewed the methods and assumptions used by the Company in preparing the accounts and have verified that such assumptions were reasonable.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion which is expressed in the first part of this report.

3. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and consistency with the consolidated financial statements.

Paris La Défense et Neuilly-sur-Seine, February 12, 2008

The Statutory Auditors

Salustro Reydel Member of KPMG International		PricewaterhouseCoopers Audit	
Jean-Pierre Crouzet	Emmanuel Paret	Serge Villepelet	Jean-Christophe Georghiou

END

43, rue Bayen - 75848 Paris cedex 17, France
Tel.: 33 (0)1 40 55 20 20 - Fax: 33 (0)1 40 55 21 71
Valeo French "Société Anonyme" with a capital of 234,628,851 euros - 552 030 967 RCS Paris
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